Origin energy

RECEIVED

2006 DEC 18 P 12:17

8 December 2006





06019356

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 31 October 2006 to 6 December 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

RECEIVED
2006 DEC 18 P 12:17

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**30,000 @ $3.396826** **30,000 @ $3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30 October 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,504,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,962,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 31 October 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 October 2006
From	Bill Hundy	Pages	18
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT**		

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 30 September 2006. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Report for the Quarter ended 30 September 2006

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Total production increased by 22% to 23.3 PJe compared with the previous Quarter largely due new production from the BassGas Project. Total product sales increased by 10% to 23.4 PJe and total revenue by 16% to $117.2 million, reflecting both higher sales and higher average realised prices for all products.

- A US$200 million contract for the management of the design and construction of the Kupe Gas Facilities in New Zealand was awarded to Technip. Fabrication of the jacket and topsides of the offshore platform was awarded to a yard in Thailand for delivery in early 2007.

- The BassGas Project continued commissioning and endurance testing. Sales gas, condensate and LPG have now all been produced to required specifications and are being sold to customers.

- The Otway Gas Project is progressing towards completion. The development drilling programme was successfully completed on schedule. At the end of the Quarter offshore hook-up, pre-commissioning, and hydro-testing of the pipelines to shore was nearing completion. Overall completion of the project is taking longer than scheduled due to further construction delays at the onshore gas plant, which is being built under a lump-sum contract. The plant is now expected to be ready-for-start-up at the end of the March Quarter of 2007.

- Drilling operations recommenced in the onshore Perth Basin with the drilling of the development well, Hovea 12, and the appraisal/development well, Jingemia 8. Both wells were successful in their objectives and will be completed as oil producers (see also post report date events).

- Origin participated in the drilling of 33 coal seam gas (CSG) wells in its Queensland tenures during the Quarter including 19 on its operated Spring Gully field as part of the project to increase deliverability and plant capability to 85 TJ/d.

- Origin also participated in the drilling of twelve wells in the Cooper/Eromanga Basins (four development/eight exploration). Three wells were cased and suspended as future gas producers and three as future oil producers.

Post Report Date Events

- The BassGas Project was officially opened by the Victorian Premier, Mr Bracks, on 16 October 2006. The project achieved the daily production target of 67 TJ/d in the latter half of October.

- The Jingemia 8 well in L14, onshore Perth Basin, has flow-tested oil at 3520 barrels per day (1731 barrels net to Origin). A permanent flowline has been installed and the well is being commissioned and tied to the Jingemia production facility. It is expected that an initial plateau production rate will be around 2750 bopd gross, taking gross production from the Jingemia field to around 3700 bopd.

- The Hovea 12 well in L1, onshore Perth Basin, has flow-tested oil at 3230 barrels per day (1615 barrels net to Origin) upon completion. A temporary flowline is being installed to allow early start-up of production from the well. As the well is only being produced through temporary flowlines it is expected that the initial plateau production rate from this well will be around 1200 bopd gross, taking gross production through the Hovea production facility from the Hovea and Eremia fields to around 3700 bopd.

- The third well in the Perth Basin drilling program, the Eremia 5 development well, spudded on 19 October.

- The Maersk Guardian drilling rig successfully jacked-down and departed from the Thylacine field on 17 October.

- The Ensco 107 drilling rig which was scheduled to arrive in New Zealand in March 2007 to commence installation of the Kupe platform jacket has been delayed until around June 2007. This delay does not affect the critical path of the project, which remains scheduled to produce first gas in the June half of 2009.

- Data from Bellevue 5, the first of the recently drilled Bellevue field wells (ATP 610P) to be completed, have been encouraging showing a pressure build-up to 220 psi which is comparable to experience in high production wells in neighbouring permits. The well is programmed for production testing in late October. ATP 610P is operated by Queensland Gas Company and Origin holds a 29.375% interest in the permit.

Report for the Quarter ended 30 September 2006

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for September 2006 production. Also where necessary previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Natural Gas	PJe						
SA Cooper & SWQ		6.4	6.0	7	7.3	6.4	7.3
Bass Basin		2.7	0.1	2600	-	2.7	-
Otway Basin		0.8	0.8	-	1.0	0.8	1.0
Perth Basin		1.0	1.0	-	0.7	1.0	0.7
Coal Seam Gas		5.3	4.9	8	4.4	5.3	4.4
Surat / Denison		2.6	2.7	(4)	2.5	2.6	2.5
Ethane	PJe						
SA Cooper & SWQ		0.5	0.4	25	0.4	0.5	0.4
Total Production		19.3	15.9	21	16.3	19.3	16.3
Total Sales		19.9	18.1	10	17.9	19.9	17.9
Total Revenue	$M	68.6	61.4	12	61.0	68.6	61.0

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Crude Oil	kbbls						
SA Cooper & SWQ		80.1	77.1	4	96.7	80.1	96.7
Surat / Denison		5.6	4.9	14	6.6	5.6	6.6
Perth Basin		202.3	233.4	(13)	240.1	202.3	240.1
Total Production		288.0	315.4	(9)	343.4	288.0	343.4
Total Sales		374.2	344.1	9	425.0	374.2	425.0
Total Revenue	$M	28.6	25.0	14	24.0	28.6	24.0

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Condensate/naphtha	kbbls						
SA Cooper & SWQ		101.3	91.4	10	117.3	101.3	117.3
Bass Basin		143.0	7.8	1733	-	143.0	-
Otway Basin		2.9	3.2	(9)	4.5	2.9	4.5
Perth Basin		2.7	2.5	8	1.2	2.7	1.2
Surat / Denison		14.2	14.4	(1)	15.6	14.2	15.6
Total Production		264.1	119.3	121	138.6	264.1	138.6
Total Sales		143.6	94.1	53	138.2	143.6	138.2
Total Revenue	$M	11.4	6.6	72	8.0	11.4	8.0

LPG	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
LPG	Ktonnes						
SA Cooper & SWQ		11.8	10.4	13	12.5	11.8	12.5
Bass Basin		4.4	-	-	-	4.4	-
Surat / Denison		2.2	2.5	(12)	2.1	2.2	2.1
Total Production		18.4	12.9	43	14.6	18.5	14.6
Total Sales		11.7	12.6	(7)	21.3	11.7	21.3
Total Revenue	$M	8.7	8.4	3	12.3	8.7	12.3

	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production (all products)	PJe	23.3	19.1	22	19.8	23.3	19.8
Sales (all products)	PJe	23.4	21.3	10	22.1	23.4	22.1
Total Revenue	$M	117.2	101.4	16	105.3	117.2	105.3

	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total Sales	PJe						
Internal		10.2	8.7	17	6.5	10.2	6.5
External		13.2	12.6	5	15.6	13.2	15.6
Total		23.4	21.3	10	22.1	23.4	22.1

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total	PJe	1.6	2.2	(27)	1.9	1.6	1.9

	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production by Basin	PJe						
SA Cooper & SWQ		8.5	7.9	8	9.5	8.5	9.5
Bass Basin		3.7	0.2	1750	-	3.7	-
Otway Basin		0.8	0.8	0	1.0	0.8	1.0
Perth Basin		2.2	2.4	(8)	2.1	2.2	2.1
Coal Seam Gas		5.3	4.9	8	4.4	5.3	4.4
Surat/Denison		2.8	2.9	(3)	2.8	2.8	2.8
Total		23.3	19.1	2	19.8	23.3	19.8

Conversion Factors:

Crude oil	5.83	PJ/million bbls
Condensate	5.41	PJ/million bbls
LPG	49.3	PJ/million tonnes
Ethane	51.7	PJ/million tonnes

1.2 Production/Sales Summary

Total production of 23.3 PJe represented a 22% increase compared with the previous Quarter and an 18% increase compared with the comparable Quarter in the 2005/06 year. These figures reflected the ramp up of production from the BassGas Project over the Quarter, improved performance in the Cooper Basin compared with the previous Quarter and continuing increases in CSG production.

Total product sales increased by 10% from 21.3 PJe in the previous Quarter to 23.4 PJe. This included 1.6 PJe of product purchased from third parties and onsold compared with 2.2 PJe in the previous Quarter. Total revenue increased by 16% compared with the previous Quarter to $117.2 million due to both higher sales volumes and higher average prices for all commodities.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Two gas development wells were drilled during the Quarter.

The Moomba 175 well, located approximately 0.92 km SE of Moomba 51, was drilled to a total measured depth of 2751m before being cased and suspended as a future Permian gas producer.

The Moomba 176 gas development well was conventionally drilled to the top Toolachee Formation Unit C reservoir and has been cased and suspended. A coil tubing under-balanced drilling program is planned for later in 2006 to test the Toolachee target reservoirs.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168, PPL 202 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the Quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

One gas development well was drilled during the Quarter.

The Baryulah 12 well, located approximately 0.65km NE of Baryulah 3, reached the total measured depth of 2617m and was cased and suspended as a future Permain gas producer.

ATP 259P (Block Interests 10-27%)

Kercummurra 1 (Wareena Block oil well) flowed 46 barrels of oil upon re-entry. The well was successfully fracture stimulated and surface facilities are being assembled for production commencing in October 2006.

Production from the Toby 1 oil well in the Wareena Block was suspended until warmer weather due to the waxy nature of the oil.

2.2.2 Surat Basin (* denotes CSG permit(s))

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53, 174 and 227 (Interest 100% (Operator))

The Ogilvie Creek 1 well was completed during July 2006 but flowed gas at only 0.1 MMscfd suggesting the upper Tinowon gas sands may have been damaged. It is planned to be fracture stimulate the well in late 2006/early 2007 to improve on the drill stem tested rate of 0.4 MMscfd.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

Namarah 7 remains suspended after drilling problems and hole instability prevented the primary target, the basal Rewan sandstone, from being penetrated.

Parknook 7 is scheduled to be plugged and abandoned in the fourth Quarter of 2006.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

No significant activity during the Quarter.

PL 14 (Interest 100% (Operator)

No significant activity during the Quarter.

PLs 179, 228 and 229 * (Argyle) (Interest 40.625%)

No significant activity during the Quarter.

2.2.3 Bowen Basin (* denotes CSG permit(s))

PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

No significant activity during the Quarter.

PL 101 * (Interest 100% (Operator))

No significant activity during the Quarter.

PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 * (Fairview) (Interest 23.93%)

Seven appraisal/development wells were drilled in the Fairview field as part of an ongoing drilling program, the primary purpose of which is to underwrite future production and reserves growth within the Fairview field.

PLs 195, 200, 203 and 204 * Spring Gully (Interest 94.505% in PL 195 and PL 203 (Operator); 95.7097% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

The Spring Gully gas plant had peak gas sales of around 39.5 TJ/d during the Quarter.

Work continued on Phases 3 and 4 of the Spring Gully Project which will address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, Energex and Incitec Pivot. Nineteen development wells were drilled during the Quarter on the Spring Gully field as part of this project. The wells were cased and suspended awaiting cavitation or fracture stimulation and completion in the fourth Quarter of 2006. Seven wells drilled prior to this Quarter were completed and connected.

The new development includes a new satellite plant at Strathblane to the north of Spring Gully. A trunkline to this new plant was commissioned during the Quarter.

PLs 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

Gross production from the Beharra Springs gas plant (via the Tarantula 1 and Beharra Springs 1 and 2 wells) averaged 11.9 TJ/d during the Quarter, marginally below forecast. Associated condensate production for the Quarter was 28 bcpd.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

The Hovea 12 oil development well intersected a 22m oil column in the targeted Dongara Sandstone reservoir in the northern end of the field and is optimally located for recovery of oil reserves in this part of the field. At the end of the Quarter the well was being cased and completed for connection to the Hovea production facilities.

Average gross oil sales for the Quarter through the Hovea production facility were above forecast at approximately 2670 bopd from Hovea 4, 7, 8, 11 and Eremia 1 and 2.

The Xyris field and Hovea 2 produced at average rates of 6.4 TJ/d through the Quarter.

L14 (Interest 49.189%, Jingemia oil field (Operator))

The top of the targeted Dongara Sandstone in the Jingemia 8 oil appraisal/development well was intersected approximately 30 metres above the original oil-water contact of the Jingemia field. Hydrocarbon indications recorded during drilling, wireline logs and reservoir pressure data indicated that the entire Dongara Sandstone reservoir section is oil-saturated. Jingemia 8 was cased and completed for connection to the Jingemia oil facility.

Gross production during the Quarter from the Jingemia production facility was below forecast averaging 1600 bopd from the producers, Jingemia 4 and 10. The field water cut has rapidly risen to 71% and has contributed to the reduced oil production performance. Jingemia 4 was returned to natural flow in July 2006 with oil production increasing by 400 bopd.

Average water injection via Jingemia 3, 5 and 9 was 5718 bwpd over the Quarter. Jingemia 5 was shut in during the Quarter after problems with the pressure gauge.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10 and PRL 1 (Interest 90% in PPLs 6 and 9 and PRL 1 (Operator); Interest 100% in PPL 10 (Operator))

No significant activity during the Quarter.

VIC/L23 (Interest 30.75%, Geographe)

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below.)

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Thylacine) and T/L3 (Thylacine South) (Interest (30.75%)

By the end of the Quarter, development drilling had been completed for the four initial producing wells on the Thylacine field. The tie-ins of the onshore pipelines at the gas plant were completed. Offshore pre-commissioning activities, including dewatering, and hydro-testing of the 20-inch and the 4-inch pipelines was progressing. The jack-up rig is scheduled to depart when a suitable weather window is available.

The main focus of attention has continued to be on construction of the Onshore Gas Plant and the start-up date. A revised completion program has been submitted by the onshore EPIC contractor, together with site management changes and a number of new initiatives designed to accelerate progress. The plant is now expected to be ready-for-start-up at the end of the March Quarter of 2007.

A Production Licence, T/L3, has been granted over the Thylacine South extension to the field.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

Endurance testing commenced on 17 September 2006 as the final commissioning step before completion of the BassGas Project. During this process, sales gas, LPG and condensate have been produced and sold. Up to the 30 September 2006, 44 days of continuous daily production at 16-64TJ had been achieved, although there were minor plant trips and interruptions to stable operations. Production of LPG and condensate has been below designed capacity while the liquids production facilities are commissioned and optimised.

Origin commenced booking revenues from the project from 1 September 2006. Since that date approximately 1.5 PJ of natural gas, 77 kbbls of condensate and 2.9 ktonnes of LPG have been produced and it is only sales associated with this production which have been included in revenues for the Quarter.

2.6 Northern Territory/Western Australia

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator (Santos Limited) has continued its marketing efforts to commercialise the Petrel field. The Designated Authority has granted renewal of the Petrel Retention Leases.

2.7 New Zealand

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

A US$200 million contract for the management of the design and construction of the Kupe Gas Facilities has been awarded to global construction specialists, Technip, and an integrated Technip / Origin 'Alliance' team has been established. Detailed design of the facilities is proceeding and procurement of materials for all facets of the project is now also well underway.

Fabrication of the jacket and topsides has been awarded to a yard in Thailand. The jacket is on schedule for delivery to Kupe in the first half of 2007 to coincide with the arrival of the drilling rig, Ensco 107, which will undertake the installation prior to commencing drilling operations.

The purchase of land at the production station has been completed and work on road upgrades, initial onshore plant site civil work and other preparatory work is

expected to commence in November 2006. The Horizontal Directional Drilling underneath the Taranaki cliffs is planned to commence in December 2006.

The overall project remains on track to come on-line in the first half of 2009.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Two gas and three oil delineation wells were drilled during the Quarter.

The Raven 4 gas well, a 1.7 km step out well to test the gas potential of the Patchawarra stratigraphic trap encountered in the Raven field, encountered several Patchawarra Formation reservoirs and was cased and later completed and fracture stimulated. The well is shut in awaiting connection to the Raven field pipeline.

Lialis 1 gas delineation well was drilled on a separate fault bound compartment adjacent to the producing Dorodillo gas field. The primary target sands in the Patchawarra Formation were intersected but were water wet. The Tirrawarra reservoir targets were absent at this location. The well was subsequently plugged and abandoned.

The Nappacoongee-Murteree Horst shallow oil delineation campaign commenced with the drilling of the Rissikia 1 oil near field exploration well. Rissikia 1 intersected the Coorikiana Sandstone high to prognosis but the reservoir was poorly developed with no significant oil shows. The Murta Formation and the McKinlay Member were also intersected high to prognosis with good shows. The well was cased and suspended as a potential future Jurassic oil producer.

The Biala 13 oil appraisal well encountered fair to good oil shows in the McKinlay Member. A drill stem test within the McKinlay Member recovered 2 barrels of oil and 29 barrels of formation water. A drill stem test in the Murta Member recovered formation water. The well was subsequently plugged and abandoned.

The Limestone Creek 11 oil delineation well was drilled approximately 360m NNE of Limestone Creek 3 and 770m NNW of Biala 6. Poor to fair oil shows were encountered in the McKinlay Member and poor shows in the Murta Member. A drill stem test in the McKinlay Member recovered 5.5 barrels of watery rat hole mud with slight oil emulsion and 47 barrels of formation water. A drill stem test in the Murta Member recovered 37 barrels of formation water. The well was subsequently plugged and abandoned.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PEL 27 (Interest 50%)

No significant activity during the Quarter.

PRL 1 and PRL 2 (Interest 75.7143% (Operator) in PRL 2; and 100% (Operator) in PRL1))

No significant activity during the Quarter.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

One gas exploration well was drilled during the Quarter.

Python 1 reached a total measured depth of 2308m but did not encounter any significant shows. Wireline logs confirmed that all sandstones intersected were water wet. The well was subsequently plugged and abandoned.

ATP 259P (Block Interests 10-27%)

Two oil delineation wells were drilled during the Quarter.

Challum 28, located 400m SE of Challum 9 and 720m NNE of Challum 23, was drilled to a total measured depth of 1679m. The primary target, the top Murta Member, was intersected low to prognosis with poor quality sands and poor oil shows. A drill stem test in the Murta Member failed due to packer failure. The second drill stem test over the interval failed to flow to surface and recovered mud. The well was subsequently plugged and abandoned.

Yanda 17, located 485m ESE of Yanda 15, 650m NNE of Yanda 1, was drilled to a total measured depth of 1923m. The primary target, top Murta Member, had fair oil shows while fair to good shows were encountered in the Hutton Sandstone. A drill stem test within the Hutton Sandstone was a misrun. No further testing or wireline logging was possible due to poor borehole conditions. Based on hydrocarbon shows and wireline logs evaluation, the well was cased and suspended as a potential future Jurassic oil producer.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

A Showgrounds Sandstone oil opportunity, Mahogany 1, has been identified within the ATP. The well is likely to be drilled in February 2007.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 49.5% (Operator) in ATP 470P Formosa Downs)

Emu Apple 1, which was drilled during June 2006, was cased and suspended as a new oil pool discovery. It is planned to conduct an extended production test during the fourth Quarter of 2006 to determine the size of the resource prior to a Petroleum Lease application and to determine the requirement for further seismic and/or drilling on the structure.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Production testing of two wells drilled in late 2005 is currently in the planning stage.

ATP 610P * (Interest 29.375%)

Five exploration wells were drilled and an existing well recompleted in the Bellevue field during the Quarter as part of a pilot programme to assess the reserve potential of this area. The trial is due to commence in the fourth Quarter of 2006.

ATP 620P * (Interest 40.625%)

The Codie 1A exploration corehole was drilled during the Quarter as part of the expanded exploration programme of this area.

ATP 648P * (Interest 31.25%)

No significant activity during the Quarter.

ATP 631P * (Interest 18.0865%)

No significant activity during the Quarter.

ATP 647P (Block 2656) (Interest 50% (Operator))

No significant activity during the Quarter.

ATP 663P * (Interest 100% (Operator))

Planning continued for the drilling of a cored slimhole, Gilbert Gully 1, later in 2006 subject to rig availability.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga extended pilot area continued.

Construction of a new production test pilot at Orana (PLA 215 area) consisting of three wells progressed during the Quarter with production testing expected to commence in the fourth Quarter of 2006.

Planning also continued for drilling to start in the fourth Quarter of 2006 on three additional cored slimholes (subject to rig availability) and six production test wells to evaluate the extent of the coal characteristics in each of the Talinga (PL 226) and Orana (ATP 692P) areas.

ATP 702P * (Interest 100% (Operator))

Laboratory testing of the core samples from Yuwandi 1 and Goonalah 1 is nearing completion. The Condabri seismic data is being reviewed in order to site an additional cored well.

ATP 754P (Interest 50% (Operator))

With fluid being recorded approximately 360 metres from the surface within Ungabilla 1 after cased hole testing and swabbing operations earlier in 2006, the well was further swabbed during July 2006 but recovered water only.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 30%)

Mahalo 2 was drilled and testing during the Quarter.

ATP 526P * (Interest 23.93%)

No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 584P * (Interest 29.29825%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

Renewal of ATP592P was granted during the Quarter.

ATP 653P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 745P * (Interest 23.85%)

No significant activity during the Quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

PEP 160 (Interest 20%)

The Glenaire 1 gas exploration well commenced drilling on 8 September 2006 using the Ensign Rig 32. The well is located approximately 33km NE of Mt Gambier and 24km SE of the Katnook Gas Plant. At the end of the Quarter , the well had been plugged back to 923m measured depth and was preparing to sidetrack due to high wellbore deviation.

Beach Petroleum Limited is earning a 50% interest in PEP 160 by contributing to the cost of the well. Origin's interest is being diluted to 20% as a result.

VIC/P43 (Interest 30.75%)

A review of permit prospectivity continued.

VIC/P37(V) (Interest 37.5% (Operator))

Geophysical studies of the Halladale/ Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100%, (Operator))

Existing seismic data (approximately 200 km) of various vintages, which were recently reprocessed, will be interpreted to assess prospectivity of the permit.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Processing of the recently acquired Aragorn 3D seismic survey in T/30P and adjoining T/34P was undertaken during the Quarter.

T/34P (Interest 30.75%)

Processing of the recently acquired Aragorn 3D seismic survey in T/34P and adjoining T/30P was undertaken during the Quarter (see above for T/30P).

3.4.2 Bass Basin

T/18P (Interest 46.4% (Operator))

Processing of the Shearwater 3D and 2D seismic survey acquired over the Trefoil discovery and surrounding exploration leads was completed during the Quarter.

Reservoir engineering studies are underway to assess the potential development of the Trefoil discovery.

T/RL1 (Interest 42.5% (Operator))

A renewal application was submitted.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Planning for the Beharra Springs 4 gas appraisal well was completed. The well is anticipated to be drilled during the first Quarter of 2007.

Review and comparison of various options to access the Beharra Springs Deep prospect is in progress. Beharra Springs Deep is an exploration play for the High Cliff Sandstone below the present producing horizon in the Beharra Springs field.

Processing of the Russ 2D seismic survey data (acquired in April) was completed. Interpretation and integration of this new dataset was ongoing at the end of the Quarter.

EP 413 / L14 (Interest 49.189% (Operator))

Interpretation of the Denison 3D data and merged Verena 2D data was completed during the Quarter.

Planning continued for the drilling of the EP413 Permit Year 1 commitment well, which is expected to be drilled during the first Quarter of 2007. Reprocessing of six 2D seismic lines was conducted to assist in determining an optimal location for the commitment well.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

Interpretation of the Denison 3D seismic data was completed, and assisted in identifying updip development target locations in the Hovea and Eremia oil fields and exploration targets in the surrounding region. Exploration drilling will commence in L1/L2 during the fourth Quarter of 2006.

A new oil prospect, Eutaxia, was identified on the L14–L2 boundary, at the western edge of the Denison 3D volume. Eutaxia is under consideration for early drilling pending necessary joint venture and government approvals.

EP 368 (Interest 15%)

The seismic data acquired as part of the Springy Creek 2D Seismic Survey were processed during this Quarter. Interpretation of these data was ongoing at the end of the Quarter.

WA 226P (Interest 28.75% (Operator))

No significant activity during the Quarter.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

A transition zone survey totaling 33 km approximately was undertaken during the Quarter.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Processing of the Kora 3D Seismic Survey and the Moana 2D Seismic Survey was completed during the Quarter.

3.6.3 Offshore Northland Basin

PEP 38618 (Interest 50% (Operator))

Seismic reprocessing of existing data is close to completion. Acquisition of further seismic data is planned to commence in December 2006.

PEP 38619 (Interest 50% (Operator))

Seismic reprocessing of existing data is close to completion. Acquisition of further seismic data is planned to commence in December 2006.

3.6.4 Offshore Canterbury Basin

PEP 38262 (Interest 100% (Operator))

Processing of the Carrack 2D Seismic Survey was completed during the Quarter. Approximately 4100 km of existing 2D seismic reflection data were also reprocessed.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 75.0% (Operator))

Origin has entered into a farmin agreement with Pancontinental Oil and Gas NL and Afrex Limited (a 100% owned subsidiary of Pancontinental) whereby it has been assigned a 75% initial interest in each of the Production Sharing Contracts (PSCs) for the L8 and L9 Blocks in return for funding a US$4 million seismic program across the two blocks, and subject to it exercising drilling options, the funding of an exploration well in each block. In the event that Origin does not exercise the drilling option, the interest in the relevant block will revert to Pancontinental and Afrex.

The approval of the Kenyan Government to variations to the PSCs, which was a condition precedent to the farmin agreement, was received on 28 September 2006.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		5,506	18,021	(69)	12,185	5,506	12,185
Development/ Plant		64,491	102,902	(37)	78,922	64,491	78,922
Total		69,997	120,923	(42)	91,107	69,997	91,107

	NZ$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		335	3,874	(91)	94	335	94
Development/ Plant		14,333	8,614		3,388	14,333	3,388
Total		14,668	12,488	17	3,482	14,668	3,482

NB : E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

Origin energy

RECEIVED

2006 DEC 19 P 12:17

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 November 2006
From	Bill Hundy	Pages	18
Subject	ORIGIN ENERGY LIMITED - REVISED QUARTERLY PRODUCTION REPORT		

Origin Energy has recognised there was an error within the Quarterly Production Report released to the market on 31 October 2006. In the Quarterly production table production from the BassGas project was quoted as 100% of the joint venture production rather than at Origin Energy's interest of 42.5%. Sales Volumes and Sales Revenues were reported correctly at Origin Energy's interest of 42.5%.

Comments in the attached revised Quarterly Production Report relating to production from the BassGas Project and the total production for Origin Energy have been amended. This includes comments on page 1, the production tables on pages 3 and 4, and the commentary on production on pages 5 and 9.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Revised Report for the Quarter ended 30 September 2006

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this revised Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Total production increased by 11% to 21.2 PJe compared with the previous Quarter largely due to new production from the BassGas Project. Total product sales increased by 10% to 23.4 PJe and total revenue by 16% to $117.2 million, reflecting both higher sales and higher average realised prices for all products.

- A US$200 million contract for the management of the design and construction of the Kupe Gas Facilities in New Zealand was awarded to Technip. Fabrication of the jacket and topsides of the offshore platform was awarded to a yard in Thailand for delivery in early 2007.

- The BassGas Project continued commissioning and endurance testing. Sales gas, condensate and LPG have now all been produced to required specifications and are being sold to customers.

- The Otway Gas Project is progressing towards completion. The development drilling programme was successfully completed on schedule. At the end of the Quarter offshore hook-up, pre-commissioning, and hydro-testing of the pipelines to shore was nearing completion. Overall completion of the project is taking longer than scheduled due to further construction delays at the onshore gas plant, which is being built under a lump-sum contract. The plant is now expected to be ready-for-start-up at the end of the March Quarter of 2007.

- Drilling operations recommenced in the onshore Perth Basin with the drilling of the development well, Hovea 12, and the appraisal/development well, Jingemia 8. Both wells were successful in their objectives and will be completed as oil producers (see also post report date events).

- Origin participated in the drilling of 33 coal seam gas (CSG) wells in its Queensland tenures during the Quarter including 19 on its operated Spring Gully field as part of the project to increase deliverability and plant capability to 85 TJ/d.

- Origin also participated in the drilling of twelve wells in the Cooper/Eromanga Basins (four development/eight exploration). Three wells were cased and suspended as future gas producers and three as future oil producers.

Post Report Date Events

- The BassGas Project was officially opened by the Victorian Premier, Mr Bracks, on 16 October 2006. The project achieved the daily production target of 67 TJ/d in the latter half of October.

- The Jingemia 8 well in L14, onshore Perth Basin, has flow-tested oil at 3520 barrels per day (1731 barrels net to Origin). A permanent flowline has been installed and the well is being commissioned and tied to the Jingemia production facility. It is expected that an initial plateau production rate will be around 2750 bopd gross, taking gross production from the Jingemia field to around 3700 bopd.

- The Hovea 12 well in L1, onshore Perth Basin, has flow-tested oil at 3230 barrels per day (1615 barrels net to Origin) upon completion. A temporary flowline is being installed to allow early start-up of production from the well. As the well is only being produced through temporary flowlines it is expected that the initial plateau production rate from this well will be around 1200 bopd gross, taking gross production through the Hovea production facility from the Hovea and Eremia fields to around 3700 bopd.

- The third well in the Perth Basin drilling program, the Eremia 5 development well, spudded on 19 October.

- The Maersk Guardian drilling rig successfully jacked-down and departed from the Thylacine field on 17 October.

- The Ensco 107 drilling rig which was scheduled to arrive in New Zealand in March 2007 to commence installation of the Kupe platform jacket has been delayed until around June 2007. This delay does not affect the critical path of the project, which remains scheduled to produce first gas in the June half of 2009.

- Data from Bellevue 5, the first of the recently drilled Bellevue field wells (ATP 610P) to be completed, have been encouraging showing a pressure build-up to 220 psi which is comparable to experience in high production wells in neighbouring permits. The well is programmed for production testing in late October. ATP 610P is operated by Queensland Gas Company and Origin holds a 29.375% interest in the permit.

Report for the Quarter ended 30 September 2006

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for September 2006 production. Also where necessary previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Natural Gas	PJe						
SA Cooper & SWQ		6.4	6.0	7	7.3	6.4	7.3
Bass Basin		1.2	0.1	1100	-	1.2	-
Otway Basin		0.8	0.8	-	1.0	0.8	1.0
Perth Basin		1.0	1.0	-	0.7	1.0	0.7
Coal Seam Gas		5.3	4.9	8	4.4	5.3	4.4
Surat / Denison		2.6	2.7	(4)	2.5	2.6	2.5
Ethane	PJe						
SA Cooper & SWQ		0.5	0.4	25	0.4	0.5	0.4
Total Production		17.8	15.9	12	16.3	17.8	16.3
Total Sales		19.9	18.1	10	17.9	19.9	17.9
Total Revenue	$M	68.6	61.4	12	61.0	68.6	61.0

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Crude Oil	kbbls						
SA Cooper & SWQ		80.1	77.1	4	96.7	80.1	96.7
Surat / Denison		5.6	4.9	14	6.6	5.6	6.6
Perth Basin		202.3	233.4	(13)	240.1	202.3	240.1
Total Production		288.0	315.4	(9)	343.4	288.0	343.4
Total Sales		374.2	344.1	9	425.0	374.2	425.0
Total Revenue	$M	28.6	25.0	14	24.0	28.6	24.0

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Condensate/naphtha	kbbls						
SA Cooper & SWQ		101.3	91.4	10	117.3	101.3	117.3
Bass Basin		62.5	7.8	700	-	62.5	-
Otway Basin		2.9	3.2	(9)	4.5	2.9	4.5
Perth Basin		2.7	2.5	8	1.2	2.7	1.2
Surat / Denison		14.2	14.4	(1)	15.6	14.2	15.6
Total Production		183.6	119.3	54	138.6	183.6	138.6
Total Sales		143.6	94.1	53	138.2	143.6	138.2
Total Revenue	$M	11.4	6.6	72	8.0	11.4	8.0

LPG	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
LPG	Ktonnes						
SA Cooper & SWQ		11.8	10.4	13	12.5	11.8	12.5
Bass Basin		2.0	-	-	-	2.0	-
Surat / Denison		2.2	2.5	(12)	2.1	2.2	2.1
Total Production		16.0	12.9	24	14.6	16.0	14.6
Total Sales		11.7	12.6	(7)	21.3	11.7	21.3
Total Revenue	$M	8.7	8.4	3	12.3	8.7	12.3

	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production (all products)	PJe	21.2	19.1	11	19.8	21.2	19.8
Sales (all products)	PJe	23.4	21.3	10	22.1	23.4	22.1
Total Revenue	$M	117.2	101.4	16	105.3	117.2	105.3

	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total Sales	PJe						
Internal		10.2	8.7	17	6.5	10.2	6.5
External		13.2	12.6	5	15.6	13.2	15.6
Total		23.4	21.3	10	22.1	23.4	22.1

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total	PJe	1.6	2.2	(27)	1.9	1.6	1.9

	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production by Basin	PJe						
SA Cooper & SWQ		8.5	7.9	8	9.5	8.5	9.5
Bass Basin		1.6	0.2	700	-	1.6	-
Otway Basin		0.8	0.8	0	1.0	0.8	1.0
Perth Basin		2.2	2.4	(8)	2.1	2.2	2.1
Coal Seam Gas		5.3	4.9	8	4.4	5.3	4.4
Surat/Denison		2.8	2.9	(3)	2.8	2.8	2.8
Total		21.2	19.1	11	19.8	21.2	19.8

Conversion Factors:

Crude oil	5.83 PJ/million bbls
Condensate	5.41 PJ/million bbls
LPG	49.3 PJ/million tonnes
Ethane	51.7 PJ/million tonnes

1.2 Production/Sales Summary

Total production of 21.2 PJe represented a 11% increase compared with the previous Quarter and a 7% increase compared with the comparable Quarter in the 2005/06 year. These figures reflected the ramp up of production from the BassGas Project over the Quarter, improved performance in the Cooper Basin compared with the previous Quarter and continuing increases in CSG production.

Total product sales increased by 10% from 21.3 PJe in the previous Quarter to 23.4 PJe. This included 1.6 PJe of product purchased from third parties and onsold compared with 2.2 PJe in the previous Quarter. Total revenue increased by 16% compared with the previous Quarter to $117.2 million due to both higher sales volumes and higher average prices for all commodities.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Two gas development wells were drilled during the Quarter.

The Moomba 175 well, located approximately 0.92 km SE of Moomba 51, was drilled to a total measured depth of 2751m before being cased and suspended as a future Permian gas producer.

The Moomba 176 gas development well was conventionally drilled to the top Toolachee Formation Unit C reservoir and has been cased and suspended. A coil tubing under-balanced drilling program is planned for later in 2006 to test the Toolachee target reservoirs.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168, PPL 202 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the Quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

One gas development well was drilled during the Quarter.

The Baryulah 12 well, located approximately 0.65km NE of Baryulah 3, reached the total measured depth of 2617m and was cased and suspended as a future Permain gas producer.

ATP 259P (Block Interests 10-27%)

Kercummurra 1 (Wareena Block oil well) flowed 46 barrels of oil upon re-entry. The well was successfully fracture stimulated and surface facilities are being assembled for production commencing in October 2006.

Production from the Toby 1 oil well in the Wareena Block was suspended until warmer weather due to the waxy nature of the oil.

2.2.2 Surat Basin (* denotes CSG permit(s))

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53, 174 and 227 (Interest 100% (Operator))

The Ogilvie Creek 1 well was completed during July 2006 but flowed gas at only 0.1 MMscfd suggesting the upper Tinowon gas sands may have been damaged. It is planned to be fracture stimulate the well in late 2006/early 2007 to improve on the drill stem tested rate of 0.4 MMscfd.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

Namarah 7 remains suspended after drilling problems and hole instability prevented the primary target, the basal Rewan sandstone, from being penetrated.

Parknook 7 is scheduled to be plugged and abandoned in the fourth Quarter of 2006.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

No significant activity during the Quarter.

PL 14 (Interest 100% (Operator)

No significant activity during the Quarter.

PLs 179, 228 and 229 * (Argyle) (Interest 40.625%)

No significant activity during the Quarter.

2.2.3 Bowen Basin (* denotes CSG permit(s))

PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

No significant activity during the Quarter.

PL 101 * (Interest 100% (Operator))

No significant activity during the Quarter.

PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 * (Fairview) (Interest 23.93%)

Seven appraisal/development wells were drilled in the Fairview field as part of an ongoing drilling program, the primary purpose of which is to underwrite future production and reserves growth within the Fairview field.

PLs 195, 200, 203 and 204 * Spring Gully (Interest 94.505% in PL 195 and PL 203 (Operator); 95.7097% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

The Spring Gully gas plant had peak gas sales of around 39.5 TJ/d during the Quarter.

Work continued on Phases 3 and 4 of the Spring Gully Project which will address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, Energex and Incitec Pivot. Nineteen development wells were drilled during the Quarter on the Spring Gully field as part of this project. The wells were cased and suspended awaiting cavitation or fracture stimulation and completion in the fourth Quarter of 2006. Seven wells drilled prior to this Quarter were completed and connected.

The new development includes a new satellite plant at Strathblane to the north of Spring Gully. A trunkline to this new plant was commissioned during the Quarter.

PLs 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

Gross production from the Beharra Springs gas plant (via the Tarantula 1 and Beharra Springs 1 and 2 wells) averaged 11.9 TJ/d during the Quarter, marginally below forecast. Associated condensate production for the Quarter was 28 bcpd.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

The Hovea 12 oil development well intersected a 22m oil column in the targeted Dongara Sandstone reservoir in the northern end of the field and is optimally located for recovery of oil reserves in this part of the field. At the end of the Quarter the well was being cased and completed for connection to the Hovea production facilities.

Average gross oil sales for the Quarter through the Hovea production facility were above forecast at approximately 2670 bopd from Hovea 4, 7, 8, 11 and Eremia 1 and 2.

The Xyris field and Hovea 2 produced at average rates of 6.4 TJ/d through the Quarter.

L14 (Interest 49.189%, Jingemia oil field (Operator))

The top of the targeted Dongara Sandstone in the Jingemia 8 oil appraisal/development well was intersected approximately 30 metres above the original oil-water contact of the Jingemia field. Hydrocarbon indications recorded during drilling, wireline logs and reservoir pressure data indicated that the entire Dongara Sandstone reservoir section is oil-saturated. Jingemia 8 was cased and completed for connection to the Jingemia oil facility.

Gross production during the Quarter from the Jingemia production facility was below forecast averaging 1600 bopd from the producers, Jingemia 4 and 10. The field water cut has rapidly risen to 71% and has contributed to the reduced oil production performance. Jingemia 4 was returned to natural flow in July 2006 with oil production increasing by 400 bopd.

Average water injection via Jingemia 3, 5 and 9 was 5718 bwpd over the Quarter. Jingemia 5 was shut in during the Quarter after problems with the pressure gauge.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10 and PRL 1 (Interest 90% in PPLs 6 and 9 and PRL 1 (Operator); Interest 100% in PPL 10 (Operator))

No significant activity during the Quarter.

VIC/L23 (Interest 30.75%, Geographe)

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below.)

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Thylacine) and T/L3 (Thylacine South) (Interest (30.75%)

By the end of the Quarter, development drilling had been completed for the four initial producing wells on the Thylacine field. The tie-ins of the onshore pipelines at the gas plant were completed. Offshore pre-commissioning activities, including dewatering, and hydro-testing of the 20-inch and the 4-inch pipelines was progressing. The jack-up rig is scheduled to depart when a suitable weather window is available.

The main focus of attention has continued to be on construction of the Onshore Gas Plant and the start-up date. A revised completion program has been submitted by the onshore EPIC contractor, together with site management changes and a number of new initiatives designed to accelerate progress. The plant is now expected to be ready-for-start-up at the end of the March Quarter of 2007.

A Production Licence, T/L3, has been granted over the Thylacine South extension to the field.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

Endurance testing commenced on 17 September 2006 as the final commissioning step before completion of the BassGas Project. During this process, sales gas, LPG and condensate have been produced and sold. Up to the 30 September 2006, 44 days of continuous daily production at 16-64TJ had been achieved, although there were minor plant trips and interruptions to stable operations. Production of LPG and condensate has been below designed capacity while the liquids production facilities are commissioned and optimised.

Origin commenced booking revenues from the project from 1 September 2006. Since that date approximately 0.6 PJ of natural gas, 33 kbbls of condensate and 1.3 ktonnes of LPG have been produced and it is only sales associated with this production which have been included in revenues for the Quarter.

2.6 Northern Territory/Western Australia

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator (Santos Limited) has continued its marketing efforts to commercialise the Petrel field. The Designated Authority has granted renewal of the Petrel Retention Leases.

2.7 New Zealand

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

A US$200 million contract for the management of the design and construction of the Kupe Gas Facilities has been awarded to global construction specialists, Technip, and an integrated Technip / Origin 'Alliance' team has been established. Detailed design of the facilities is proceeding and procurement of materials for all facets of the project is now also well underway.

Fabrication of the jacket and topsides has been awarded to a yard in Thailand. The jacket is on schedule for delivery to Kupe in the first half of 2007 to coincide with the arrival of the drilling rig, Ensco 107, which will undertake the installation prior to commencing drilling operations.

The purchase of land at the production station has been completed and work on road upgrades, initial onshore plant site civil work and other preparatory work is

expected to commence in November 2006. The Horizontal Directional Drilling underneath the Taranaki cliffs is planned to commence in December 2006.

The overall project remains on track to come on-line in the first half of 2009.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Two gas and three oil delineation wells were drilled during the Quarter.

The Raven 4 gas well, a 1.7 km step out well to test the gas potential of the Patchawarra stratigraphic trap encountered in the Raven field, encountered several Patchawarra Formation reservoirs and was cased and later completed and fracture stimulated. The well is shut in awaiting connection to the Raven field pipeline.

Lialis 1 gas delineation well was drilled on a separate fault bound compartment adjacent to the producing Dorodillo gas field. The primary target sands in the Patchawarra Formation were intersected but were water wet. The Tirrawarra reservoir targets were absent at this location. The well was subsequently plugged and abandoned.

The Nappacoongee-Murteree Horst shallow oil delineation campaign commenced with the drilling of the Rissikia 1 oil near field exploration well. Rissikia 1 intersected the Coorikiana Sandstone high to prognosis but the reservoir was poorly developed with no significant oil shows. The Murta Formation and the McKinlay Member were also intersected high to prognosis with good shows. The well was cased and suspended as a potential future Jurassic oil producer.

The Biala 13 oil appraisal well encountered fair to good oil shows in the McKinlay Member. A drill stem test within the McKinlay Member recovered 2 barrels of oil and 29 barrels of formation water. A drill stem test in the Murta Member recovered formation water. The well was subsequently plugged and abandoned.

The Limestone Creek 11 oil delineation well was drilled approximately 360m NNE of Limestone Creek 3 and 770m NNW of Biala 6. Poor to fair oil shows were encountered in the McKinlay Member and poor shows in the Murta Member. A drill stem test in the McKinlay Member recovered 5.5 barrels of watery rat hole mud with slight oil emulsion and 47 barrels of formation water. A drill stem test in the Murta Member recovered 37 barrels of formation water. The well was subsequently plugged and abandoned.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PEL 27 (Interest 50%)

No significant activity during the Quarter.

PRL 1 and PRL 2 (Interest 75.7143% (Operator) in PRL 2; and 100% (Operator) in PRL1))

No significant activity during the Quarter.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

One gas exploration well was drilled during the Quarter.

Python 1 reached a total measured depth of 2308m but did not encounter any significant shows. Wireline logs confirmed that all sandstones intersected were water wet. The well was subsequently plugged and abandoned.

ATP 259P (Block Interests 10-27%)

Two oil delineation wells were drilled during the Quarter.

Challum 28, located 400m SE of Challum 9 and 720m NNE of Challum 23, was drilled to a total measured depth of 1679m. The primary target, the top Murta Member, was intersected low to prognosis with poor quality sands and poor oil shows. A drill stem test in the Murta Member failed due to packer failure. The second drill stem test over the interval failed to flow to surface and recovered mud. The well was subsequently plugged and abandoned.

Yanda 17, located 485m ESE of Yanda 15, 650m NNE of Yanda 1, was drilled to a total measured depth of 1923m. The primary target, top Murta Member, had fair oil shows while fair to good shows were encountered in the Hutton Sandstone. A drill stem test within the Hutton Sandstone was a misrun. No further testing or wireline logging was possible due to poor borehole conditions. Based on hydrocarbon shows and wireline logs evaluation, the well was cased and suspended as a potential future Jurassic oil producer.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

A Showgrounds Sandstone oil opportunity, Mahogany 1, has been identified within the ATP. The well is likely to be drilled in February 2007.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 49.5% (Operator) in ATP 470P Formosa Downs)

Emu Apple 1, which was drilled during June 2006, was cased and suspended as a new oil pool discovery. It is planned to conduct an extended production test during the fourth Quarter of 2006 to determine the size of the resource prior to a Petroleum Lease application and to determine the requirement for further seismic and/or drilling on the structure.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Production testing of two wells drilled in late 2005 is currently in the planning stage.

ATP 610P * (Interest 29.375%)

Five exploration wells were drilled and an existing well recompleted in the Bellevue field during the Quarter as part of a pilot programme to assess the reserve potential of this area. The trial is due to commence in the fourth Quarter of 2006.

ATP 620P * (Interest 40.625%)

The Codie 1A exploration corehole was drilled during the Quarter as part of the expanded exploration programme of this area.

ATP 648P * (Interest 31.25%)

No significant activity during the Quarter.

ATP 631P * (Interest 18.0865%)

No significant activity during the Quarter.

ATP 647P (Block 2656) (Interest 50% (Operator))

No significant activity during the Quarter.

ATP 663P * (Interest 100% (Operator))

Planning continued for the drilling of a cored slimhole, Gilbert Gully 1, later in 2006 subject to rig availability.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga extended pilot area continued.

Construction of a new production test pilot at Orana (PLA 215 area) consisting of three wells progressed during the Quarter with production testing expected to commence in the fourth Quarter of 2006.

Planning also continued for drilling to start in the fourth Quarter of 2006 on three additional cored slimholes (subject to rig availability) and six production test wells to evaluate the extent of the coal characteristics in each of the Talinga (PL 226) and Orana (ATP 692P) areas.

ATP 702P * (Interest 100% (Operator))

Laboratory testing of the core samples from Yuwandi 1 and Goonalah 1 is nearing completion. The Condabri seismic data is being reviewed in order to site an additional cored well.

ATP 754P (Interest 50% (Operator))

With fluid being recorded approximately 360 metres from the surface within Ungabilla 1 after cased hole testing and swabbing operations earlier in 2006, the well was further swabbed during July 2006 but recovered water only.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 30%)

Mahalo 2 was drilled and testing during the Quarter.

ATP 526P * (Interest 23.93%)

No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 584P * (Interest 29.29825%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

Renewal of ATP592P was granted during the Quarter.

ATP 653P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 745P * (Interest 23.85%)

No significant activity during the Quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

PEP 160 (Interest 20%)

The Glenaire 1 gas exploration well commenced drilling on 8 September 2006 using the Ensign Rig 32. The well is located approximately 33km NE of Mt Gambier and 24km SE of the Katnook Gas Plant. At the end of the Quarter , the well had been plugged back to 923m measured depth and was preparing to sidetrack due to high wellbore deviation.

Beach Petroleum Limited is earning a 50% interest in PEP 160 by contributing to the cost of the well. Origin's interest is being diluted to 20% as a result.

VIC/P43 (Interest 30.75%)

A review of permit prospectivity continued.

VIC/P37(V) (Interest 37.5% (Operator))

Geophysical studies of the Halladale/ Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100%, (Operator))

Existing seismic data (approximately 200 km) of various vintages, which were recently reprocessed, will be interpreted to assess prospectivity of the permit.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Processing of the recently acquired Aragorn 3D seismic survey in T/30P and adjoining T/34P was undertaken during the Quarter.

T/34P (Interest 30.75%)

Processing of the recently acquired Aragorn 3D seismic survey in T/34P and adjoining T/30P was undertaken during the Quarter (see above for T/30P).

3.4.2 Bass Basin

T/18P (Interest 46.4% (Operator))

Processing of the Shearwater 3D and 2D seismic survey acquired over the Trefoil discovery and surrounding exploration leads was completed during the Quarter.

Reservoir engineering studies are underway to assess the potential development of the Trefoil discovery.

T/RL1 (Interest 42.5% (Operator))

A renewal application was submitted.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Planning for the Beharra Springs 4 gas appraisal well was completed. The well is anticipated to be drilled during the first Quarter of 2007.

Review and comparison of various options to access the Beharra Springs Deep prospect is in progress. Beharra Springs Deep is an exploration play for the High Cliff Sandstone below the present producing horizon in the Beharra Springs field.

Processing of the Russ 2D seismic survey data (acquired in April) was completed. Interpretation and integration of this new dataset was ongoing at the end of the Quarter.

EP 413 / L14 (Interest 49.189% (Operator))

Interpretation of the Denison 3D data and merged Verena 2D data was completed during the Quarter.

Planning continued for the drilling of the EP413 Permit Year 1 commitment well, which is expected to be drilled during the first Quarter of 2007. Reprocessing of six 2D seismic lines was conducted to assist in determining an optimal location for the commitment well.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

Interpretation of the Denison 3D seismic data was completed, and assisted in identifying updip development target locations in the Hovea and Eremia oil fields and exploration targets in the surrounding region. Exploration drilling will commence in L1/L2 during the fourth Quarter of 2006.

A new oil prospect, Eutaxia, was identified on the L14—L2 boundary, at the western edge of the Denison 3D volume. Eutaxia is under consideration for early drilling pending necessary joint venture and government approvals.

EP 368 (Interest 15%)

The seismic data acquired as part of the Springy Creek 2D Seismic Survey were processed during this Quarter. Interpretation of these data was ongoing at the end of the Quarter.

WA 226P (Interest 28.75% (Operator))

No significant activity during the Quarter.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

A transition zone survey totaling 33 km approximately was undertaken during the Quarter.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Processing of the Kora 3D Seismic Survey and the Moana 2D Seismic Survey was completed during the Quarter.

3.6.3 Offshore Northland Basin

PEP 38618 (Interest 50% (Operator))

Seismic reprocessing of existing data is close to completion. Acquisition of further seismic data is planned to commence in December 2006.

PEP 38619 (Interest 50% (Operator))

Seismic reprocessing of existing data is close to completion. Acquisition of further seismic data is planned to commence in December 2006.

3.6.4 Offshore Canterbury Basin

PEP 38262 (Interest 100% (Operator))

Processing of the Carrack 2D Seismic Survey was completed during the Quarter. Approximately 4100 km of existing 2D seismic reflection data were also reprocessed.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 75.0% (Operator))

Origin has entered into a farmin agreement with Pancontinental Oil and Gas NL and Afrex Limited (a 100% owned subsidiary of Pancontinental) whereby it has been assigned a 75% initial interest in each of the Production Sharing Contracts (PSCs) for the L8 and L9 Blocks in return for funding a US$4 million seismic program across the two blocks, and subject to it exercising drilling options, the funding of an exploration well in each block. In the event that Origin does not exercise the drilling option, the interest in the relevant block will revert to Pancontinental and Afrex.

The approval of the Kenyan Government to variations to the PSCs, which was a condition precedent to the farmin agreement, was received on 28 September 2006.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		5,506	18,021	(69)	12,185	5,506	12,185
Development/ Plant		64,491	102,902	(37)	78,922	64,491	78,922
Total		69,997	120,923	(42)	91,107	69,997	91,107

	NZ$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		335	3,874	(91)	94	335	94
Development/ Plant		14,333	8,614		3,388	14,333	3,388
Total		14,668	12,488	17	3,482	14,668	3,482

NB : E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 November 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,654,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,812,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 2 November 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	10 November 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	295,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**280,000 @ $3.036826** **15,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**9 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,949,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,517,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 10 November 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	10 November 2006
From	Bill Hundy	Pages	3
Subject	APPENDIX 3Y NOTICE		

Please find attached Appendix 3Y - Change of Director's Interest Notice for:

- G A King

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	9 November 2006
No. of securities held prior to change	34,021 Ordinary Fully Paid Shares held directly 263,758 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Class	Ordinary Shares
Number acquired	250,000
Number disposed	250,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	250,000 Options exercised – exercise price $3.036826 per share 250,000 shares sold @ $7.21 per share

+ See chapter 19 for defined terms.

No. of securities held after change	34,021 Ordinary Fully Paid Shares held directly 263,758 Ordinary Fully Paid Shares held indirectly 2,000,000 Origin Energy Limited Options held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued and sold on market following the exercise of options under the Senior Executive Option Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Origin energy

RECEIVED

2006 DEC 18 P 12:19

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 November 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**13 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,959,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,507,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 14 November 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 November 2006
From	Bill Hundy	Pages	49
Subject	**PRESENTATION**		

Attached for your information is a presentation to be made by Mr Frank Calabria, Chief Financial Officer to the Morgan Stanley Asia Pacific Summit in Singapore.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin energy
Investing for growth
Morgan Stanley Asia Pacific Summit
Singapore
November 2006

Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in the financial year ended 30 June 2005 and 12 month contribution in the financial year ended 30 June 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.


Origin
energy

Outline

- Industry background and Origin's strategy
- Strategy Implementation
- Financials

Origin energy


Origin
energy
Industry background and
Origin's strategy

End use sales of electricity, gas, and related products and services in Australia and NZ are around A$40 billion per annum and are growing steadily with energy usage

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity has averaged around 4% per annum in Australia since the 1980s even through times of recession, with similar growth rates in NZ
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020

Australian End Use Energy Sales and Growth in GDP



Energy Sales (PJe)
GDP (%)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
1981
1985
1987
1989
1991
1993
1995
1997
2001
Financial Year Ending June 30
Electricity Natural Gas LPG GDP (YOY % Change)

Source: ABARE, ABS

A GROWING COMPANY

- Revenues up 21% in 2006 to $5.9 billion, EBITDA up 18% to $1,087 million, profit after tax up 10% to $332 million
- Origin share of retail customers in eastern Australia has grown from less than 4% in 1998 to over 15%

Origin and Contact combined hold about 12% of these domestic energy markets, with substantial room for growth



Origin
energy

Changes to Australia's energy industry over the last decade provide the opportunity for some companies to grow more rapidly than the market as a whole...

Cumulative asset sales in the Australian energy sector since 1995


A$ Billion
100
90
80
70
60
50
40
30
20
10
0
In Progress
Completed Sales
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006



Qld power sale gets the nod

GasNet takeover by APT given go-ahead

One last bid to resuscitate PNG pipeline

Tenders called for stage one of $1b power plant

B&B lifts Alinta stake

Beach Petroleum snaps up Delhi for $574m to trump Santos offer

Santos in bid for Qld Gas

AGL-Alinta merger approved

... with nearly $90 billion of assets having changed hands as industry consolidation progresses

Origin energy

Source: Origin Energy compilation from company announcements, media releases and industry sources.

Origin's financial objectives and business strategies have been established to respond to changes in the energy industry since the mid 90's...

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

... and while these objectives and strategies are continually reviewed, they are still relevant today


Origin
energy

These strategies have resulted in significant growth increasing value for shareholders



FCFPS
EPS
DPS
cents per share (A$)
'00 '01 '02 '03 '04 '05 '06
19 13 6
30 17 4
40 20 5
54 25 10
53 31 13
63 42 15
74 42 18



Origin Share Price Performance vs ASX100
(1 March 2000 to 10 November 2006)
Origin Energy
ASX100
Origin Share Price
ASX100 Index (Rebased to 100 at 1/03/2000)
1/03/2000 12/03/2001 21/03/2002 1/04/2003 13/04/2004 22/04/2005 4/05/2006

- Free cash flow per share(1) has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Since 2001 Origin has steadily increased its dividends paying 18 cents per share fully franked in 2006

- Since listing Origin has delivered a total shareholder return (TSR) of 33%(2) per annum on a compound basis, and has significantly outperformed the ASX100 index

(1) Free cash flow after stay-in-business capital, interest and tax
(2) Since listing to 20 October 2006




origin
energy


Strategy implementation


Origin has positioned itself in the competitive (rather than regulated) segments of the Australian energy industry...
Find
Develop
Produce
Buy
Sell
... and by implementing this strategy effectively can better manage risk and enhance the range of growth opportunities
Page 10


Find
Develop
Produce
Buy
Sell


Bonaparte Basin
Darwin
Northern Territory
Queensland
Western Australia
Cooper/ Eromanga Basins
Surat/ Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Sydney
Adelaide
Victoria
Melbourne
Otway/Bass Basins
Hobart
Auckland
Taranaki/Northland Basins
New Zealand
Wellington
Canterbury Basin

We explore for gas and oil mostly close to domestic energy markets in Australia and New Zealand.
Exploration in these areas provides new opportunities for Origin Energy to supply retail and wholesale markets.


Origin energy

Origin's 2P reserves increased significantly year on year with reserves additions in Spring Gully adding 170 PJe...

Proved and Probable Reserves (PJe)[1]	PJe	Mmboe
2P reserves at 30 June 2005	2,220	381
add field appraisal (Spring Gully)	170	29
add acquisitions (Pangaea CSG, BassGas, Otway)	171	29
less production	(78)	(13)
less reserves revisions (Cooper, Surat, other)	(47)	(8)
2P reserves at 30 June 2006	2,436	418
Proved Reserves at 30 June 2006	1,321	227

- Significant new acreage acquired, particularly in New Zealand
- Seismic program undertaken in the Bass, Otway, Taranaki and Canterbury basins
- Technical assessment and evaluation of development options for discoveries in the Bass and Otway basins continued

... and acquisitions of CSG interests in the Walloons and conventional gas and liquids in the Bass and Otway Basins leading to a reserves replacement ratio of 375%


Origin
energy

(1) PJe - petajoule equivalent - a measure of energy
(2) Mmboe - million barrel if oil equivalent. Conversion factor used 1mmboe = 5.83 PJe

While oil reserves in the Perth Basin are depleting quickly Origin has significant condensate and LPG reserves...

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220	381
Additions and revisions	277	207	304	840	294	50
Production	(64)	(53)	(495)	(1,556)	(78)	(13)
2P at 30 June 2006	2,199	1,821	20,075	6,276	2,436	418
% of reserves	90	4	4	2	100	100

Total Otway and Bass liquids amount to 100PJe or over 17 million barrels of oil equivalent

By Basin / Asset	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
Cooper / Eromanga	184	305	2,529	2,528	227	39
Perth Basin	17	0	29	3,292	37	6
Surat / Denison	88	57	436	107	94	16
Otway Basin	272	515	3,777	-	317	54
Bass Basin	137	413	5,952	349	193	33
Bowen Basin CSG	1,236	-	-	-	1,236	212
Surat Basin CSG	138	-	-	-	138	24
Kupe (New Zealand)	127	531	7,352	-	194	33

... which will be produced over long time-frames as the BassGas, Otway and recently approved Kupe projects commence production


Origin
energy

Origin expects to participate in around 70 onshore exploration wells during this financial year...



Adelaide
Sydney
Victoria
Melbourne
Otway
Tasmania
Hobart
Upper amplitude anomaly
Lower amplitude anomaly
Auckland
Taranaki
New Zealand
Wellington
West
East
Kora 4
2
3
Kora 1
Top Volcanic Cone
Base Pliocene
Base Oligocene
AR88-113
New Zealand
Christchurch
Dunedin
Canterbury
Carrack Lead
Possible amplitude anomalies

Onshore exploration wells:

Cooper Basin	33
Coal Seam Gas	18
Perth Basin	9
Other onshore	12
	72

... while offshore several potentially high impact prospects are being addressed by seismic prior to drilling decisions next year



Origin energy



Find
Develop
Produce
Buy
Sell

The growth of the company tomorrow is taking form today through the identification, planning, approval and construction of major development projects. Highly capital intensive and taking five or more years to develop, these projects will help drive Origin Energy's continued growth.

Development projects

Origin Energy
- Spring Gully CSG stages 1 & 2
- BassGas Project
- Otway Gas Project
- Spring Gully CSG stages 3 &4
- Walloons CSG (Argyle field)
- Walloons CSG (other)
- Mortlake Power Station Project
- Spring Gully Power Station Project
- Kupe Gas Project
- SLIVER solar cell technology

Contact Energy
- Otahuhu C Power Station Project
- Geothermal projects
- Wind farm projects

Planning
Approved
Under Construction
Operational

Origin energy

Initial production from the Spring Gully field has started to monetise Origin's substantial reserve base…


Queensland
Bowen Basin
Denison Trough
Coral
Sea
Kilometres
Bowen Basin CSG
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Potential gas pipeline Origin interest
Pipeline
Production facility
Proposed production facility
Peat
Surat Basin
Brisbane
Toowoomba
Tweed Heads
NSW
Surat Basin (Walloons) CSG

- Initial Stage 1 development of $199 million completed on time and on budget including 80 km trunk gas pipeline, gas plant, water pondage, initial wells and flowlines
- Spring Gully production has exceeded expectations with higher gas rates and lower water rates than initially expected
- Facilities are able to be cost effectively expanded. Approval of Stage 3 & 4 will take production potential to over 85 TJ/d (equivalent to over 30 PJ per annum)
- At 30 June around 450PJ of CSG committed to contracts with over 900PJ uncontracted
- In 2006/07 extensive drilling program will be conducted in Origin Energy's Walloon CSG areas around Talinga, targeting up to 500 PJ of reserves
- Reserves statement by QGC on 9 November implies over 90PJ added so far this year

… with recent acquisition activity by others re-rating the value of CSG assets


Origin energy

BassGas commenced production during June 2006 while the Otway Gas Project is expected to commence commissioning late in the March quarter 2007



Victoria
SEA Gas Pipeline
Mortlake
Melbourne
Geelong
Lang Lang
Portland
Port Campbell
Minerva
Casino
Sth West Pipeline
Otway
Basin
Thylacine
BassGas Pipeline
Yolla
Bass
Basin
Bass
Strait
Tasmania
Kilometres
0
75
LEGEND

BassGas Project (42.5%)

- Project operational and meeting contractual production
- Revenue booked to P&L from 1 September 2006
- Dispute with lead contractor Clough Engineering Ltd over construction delays and defects ongoing

Otway Gas Project (30.75%)

- Operated by Woodside
- Offshore and pipeline construction complete
- Commissioning of the onshore plant will not commence until the end of the March quarter 2007

Once completed Origin's share of annual production from these projects will be around 27PJ of natural gas, over 700 kbbls of condensate and over 50 ktonnes of LPG

Origin energy

In New Zealand the Kupe Gas Project has been approved, and new exploration seismic has been acquired


LEGEND
Origin permit
Gas pipeline
Northland Basin
Whangarei
Auckland
Hamilton
Gisborne
New Plymouth
Taranaki Basin
Napier
Tasman
Sea
Kupe
Nelson
Wellington
Pacific
Ocean
Christchurch
Canterbury Basin
Timaru
Dunedin
Invercargill
0
250
Kilometres

Kupe Gas Project (50%)

- Final investment decision approved on 28 June
- Contract for drilling rig awarded
- Technip awarded offshore and onshore contractor under Alliance arrangement
- Capex increased significantly to NZ$980 million inclusive of appropriate contingencies
- First gas expected by mid 2009
- Origin is now the largest holder of exploration acreage in New Zealand with acreage in the Taranaki, Northland and Canterbury basins

Origin's share of initial annual production from this project will be 10 PJ of natural gas, 850 kbbls of condensate and 45 ktonnes of LPG

Origin energy

Origin is creating the option to build two base load gas fired power plants in areas where gas is expected to be long...

Power Plant Developments

- Two power projects being progressed, each up to 1000 MW at:
  - Spring Gully in Queensland
  - Mortlake in Victoria
- Both projects seek to leverage Origin's integrated fuel position
- EES for Mortlake received general endorsement from the Victorian government in July 2006
- Spring Gully regulatory approvals received in September 2006
- Tenders sought for construction of Spring Gully with decision expected in March Quarter 2007

Solar

- SLIVER modules continue to be scaled up
- 75W module undergoing reliability testing, 150W module developed
- Origin is continuing to seek an international partner for this project

Geothermal

- 14% investment in Geodynamics which is continuing to prove its "Hot Rock" concepts and technology

... while we continue to invest in a number of renewable projects

Origin energy

We continue to invest in growth and have a number of major development projects approved or in an advanced stage of planning which will provide future growth in earnings



Origin Energy potential capital expenditure profile on growth projects
Capital expenditure (A$,million)
800
700
600
500
400
300
200
100
0
FY 05 free cash flow A$448 million
FY 06 free cash flow A$583 million
2005 (A)
2006 (A)
2007 (E)
2008 (E)
2009 (E)
Spring Gully Power(1)
Kupe
Perth Basin
Otway
BassGas
CSG
E&P General
Generation
Contact (2)
Retail

(1) Tenders have been sought for construction of the Spring Gully power project. A final investment decision has not yet been made.

(2) Only historical growth expenditure shown for Contact Energy



Origin
energy


Find
Develop
Produce
Buy
Sell

Origin Energy and Contact Energy are major producers of energy in their respective markets. Origin Energy generated 1.6 terawatt-hours of electricity in 2005/06 and produced 78 petajoules equivalent of natural gas, condensate, LPG and crude oil. In New Zealand Contact Energy has more than a quarter of that country's installed electricity generation capacity, and in 2005/06 produced 10 terawatt-hours of electricity.

Gas and oil producing assets	Region
Origin Energy	
Cooper Basin	SA/Qld
Denison Trough	Qld
Surat and Bowen Basins	Qld
Moura (CSG)	Qld
Peat (CSG)	Qld
Fairview (CSG)	Qld
Spring Gully (CSG)	Qld
Otway Basin	SA/Vic
Bass Basin	Vic/Tasmania
Perth Basin	WA

Power stations	Region
Origin Energy	
Osborne	SA
Worsley	WA
Bulwer Island	Qld
Mt Stuart	Qld
Quarantine	SA
Ladbroke Grove	SA
Roma	Qld
Contact Energy	
Otahuhu A	NZ
Otahuhu B	NZ
Taranaki	NZ
New Plymouth	NZ
Te Rapa	NZ
Poihipi Road	NZ
Wairakei	NZ
Clyde Hydro	NZ
Roxburg Hydro	NZ
Oakey	Qld

Origin energy

Map key

- Conventional oil & gas permits
- Coal seam gas permits
- LPG seaboard terminal
- Origin power plant
- Contact power plant
- Rockgas LPG depot
- Contact hydro power plant
- Gas processing plant - proposed

Bonaparte Basin
Darwin
Cairns
Mount Stuart
Townsville
Gladstone
Surat-Bowen Basin
Roma
BP Bulwer Island
Brisbane
Oakey
Cooper- Eromanga Basin
Perth Basin
Perth
Worsley
Quarantine
Adelaide
Osborne
SEA Gas Pipeline
Ladbroke Grove
Sydney
Canberra
Melbourne
BassGas Pipeline
Otway Basin
Bass Basin
Devonport
Hobart
Otahuhu A,B
Auckland
Te Rapa
New Plymouth
Taranaki
Kupe
Ohaaki
Wairakei
Poihipi Road
Tasman
Sea
Christchurch
Clyde
Roxburgh

Producing assets, generation plants and major LPG terminals in Australia and New Zealand

New projects will increase the "run rate" from the E&P segment to over 100PJe pa by June 2007 with 80% of production natural gas

Origin Energy production data for year ended 30 June 2006 by area

Area	Natural Gas PJ e	Crude Oil kbbls	LPG ktonnes	Condensate kbbls	Total PJ e	Total mmboe
Cooper	27	331	44	404	**34**	**6**
Surat/Denison	10	22	9	60	**11**	**2**
CSG	19	-	-	-	**19**	**3**
Perth Basin	3	1,203	-	8	**10**	**2**
Other	4	-	-	15	**4**	**1**
Bass Gas	Production booked to revenue account from 1 Sep 06				-	-
Otway Gas	Scheduled to commence commissioning by Mar 07				-	-
Kupe	Scheduled to commence production by June 09				-	-
Total	63	1,556	53	487	78	13

Two successful Perth Basin development wells will slow the decline of oil production this year, while liquids rich offshore gas projects will boost condensate and LPG production

Initial gas production from the Spring Gully field has started to monetise Origin's substantial CSG reserve base...


CSG Reserves
2P Reserves (PJ)
1600
1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
CSG Production
Annual Production (PJ)
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006

... which represents around one third of the proved and probable CSG reserves reported by industry in Queensland


Origin
energy

Contact's generation responded to higher wholesale prices. Significant increases in thermal generation more than offset reduced hydro generation caused by dry weather

- Total generation was 11,534 GWh for 12 months ended 30 June 2006.
- An increase in thermal generation by 1,947GWh more than offset the reduction in hydro generation.
- Increased production from Wairakei Binary and the company's steam-winning programme more than offset natural declining steam pressure at Wairakei and Ohaaki.
- Hedge level (retail and hedge contracts as a proportion of generation) was 83% in the period ended 30 June 2006. This compares to 90% in the period ended 30 June 2005.



Contact Generation
GWh
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
12 months 2005
12 months 2006
Geothermal
Hydro
Thermal
New Plymouth



CONTACT

In Australia, Origin Energy experienced high planned availability across all its plants...

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	85%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	95%	BP
Osborne	50	180	Cogen	Base	97%	NRG Flinders & Penrice
Mt Stuart	100	288	OCGT	Peak	99%	Enertrade
Quarantine	100	96	OCGT	Peak	97%	Origin Retail
Ladbroke	100	80	OCGT	Base/ Peak	75%	Origin Retail
Roma	100	74	OCGT	Peak	94%	Origin Retail

... providing over 1.6 TWH of generation over the year


Origin
energy


Find
Develop
Produce
Buy
Sell

In Australia, we buy electricity from the National Electricity Market (NEM). Prices are set on a half hourly basis through balancing market supply and demand. We have a large portfolio of hedge contracts which help protect the company and our customers from the volatility of the spot market. We also buy gas from producers other than Origin Energy to help meet the needs of our gas customers. In New Zealand a similar market operates, where Contact Energy is the country's largest gas buyer to meet the needs of its customers and gas-fired power stations.

Contact Energy Gas Supply as at 30 June 2006


Small Contracts
Shell / OMV
ROFR P85
ROFR P50
ROFR - short term
Maui
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15

Contact buys all of its gas requirements from 3rd parties and Origin purchases the majority of its electricity requirements the NEM


Energy Demand
Peak Demand
Annual Demand and Generation dispatched (TWh)
Peak Demand and Installed Capacity (MW)
Origin Generation
Origin Retail Load


Origin energy

Origin has a substantial portfolio of both equity and contracted natural gas available to it...


Swap Point
Moomba Gas Hub
Ballera
Cooper Basin
Swap Point
Origin Gas
Roma
Brisbane
Sydney
Adelaide
Melbourne
Otway Basin
Gippsland Basin
Bass Basin
Legend
Sales Gas Pipeline
Raw Gas Pipeline
Basin outline

Significant gas contracts from the South Australian and Queensland Cooper Basin

Purchase of all gas produced from the SA onshore Otway Basin (including Origin share)

Contracts to purchase 48.5% of natural gas from the Otway Gas project (including Origin share)

Gas storage and LNG arrangements

Upstream sales to QAL, Incitec Pivot, Energex AGL, BP, Origin and gas purchase agreements from various parties

First major gas swap agreement in eastern Australia to allow Queensland CSG to flow to AGL in Sydney

Contracts to purchase gas from Gippsland Basin producers

Contracts to purchases all natural gas production from the BassGas project (including Origin share)

... thereby creating a very flexible and competitive position in wholesale and retail markets


Origin energy

The low level of wholesale electricity prices in Australia has made purchasing of the majority of electricity requirements appropriate to date…



Victorian Spot and Forward Contract
Electricity Prices
$/MWh
$100
$95
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
FY 06/07
FY 07/08
FY 08/09
Forward Curve Oct 06
Forward Curve Jun 06
Forward Curve Jun 05
Monthly Average Spot Price
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
2002 Historical Forward Price

…however higher forward prices will encourage Origin to trigger the options it has created to build generators



Origin
energy

Origin buys over 500 ktonnes of LPG each year for resale to customers


Average International Propane Price (CP)
Propane price ($A)
1,200
1,000
800
600
400
200
0
Jul04 - Jun05
A$519
Jul05 - Jun06
A$655
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06

- The international price of LPG (CP) increased by over 25% during the 12 months period to June 06.
- Active price management helped control margins squeeze as wholesale purchasing costs rose.
- Speed-E-Gas acquisition improved penetration in NSW market.
- Extreme weather in New Zealand has seen the warmest and coldest months in 30 years contribute to higher volumes.
- Increasing fuel prices partially offset by improved operational efficiencies.

... while Origin's liquid production provides a substantial hedge against volatile LPG costs


Origin
energy


Find
Develop
Produce
Buy
Sell

Origin Energy sells electricity, natural gas and LPG to more than two million customers in Australia, New Zealand and the Pacific. In New Zealand, Contact Energy has more than 594,000 gas and electricity customers.

Origin Energy - Retail energy sales

	Natural Gas	Electricity	LPG
Sales (PJ)	127	-	-
Sales (TWh)	-	15.6	-
LPG (Ktonnes)	-	-	522
Total sales (PJe)	127	56	26
Customers ('000)	880	955	300

Contact Energy - Retail energy sales

	Natural Gas	Electricity
Sales (PJ)	21	-
Sales (TWh)	-	7.4
Total sales (PJe)	21	26
Customers ('000)	79	515


Origin
energy

Deregulation and the introduction of contestability in the Australian energy sector commenced in the mid 1990's...



1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Vic
SA
NSW
QLD
WA
Gas
Electricity
Legend
Outer Bar
Government Owned
Privatised
Inner Bar
Not Contestable
Only large users contestable
All users Contestable

... but gradual implementation has left room for continued growth as governments complete this process



Origin
energy

Source: Various government publications

Origin Energy has increased its share of energy markets substantially over this time...

Eastern Australia
Market share of customers: 1998



Origin
Energy 4%

Eastern Australia
Market share of customers: 2005



Origin
Energy 15%
for sale

☐Non Government Companies ■Origin Energy ■Qld Government
■NSW Government ■Vic Government ☐Other

... although Governments still have significant interests in retail and generation assets. In NZ Contact currently has a 28% share of the retail electricity market and 35% of the retail gas market



Origin
energy

Source: 1998 Data various public sources / Origin Energy estimates
2005 Data - UBS Australian Utilities Structure 2006

Churn rates remain high. This year Origin acquired over 325,000 new accounts for a net gain of 22,000 gas and electricity accounts

Mass Market Churn: Completed & Pending*



% Churn: Monthly data annualised
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06

June 2006 Customer Numbers (in thousands)

	Natural Gas	Electricity	Total
2005	900	913	1,812
Change	(20)	+42	+22
2006	880	955	1,834

Change	(2%)	5%	1%

- Origin now has 703,000 dual fuel accounts, up over 25% on last year
- Around 150,000 electricity customer accounts now established in SA and NSW
- Over 100,000 customers now on Green products
- 35% of customers acquired via cost effective, internal, customer contact-centre programs, while loyalty offerings kept customer loss rates below market churn levels
- Churn rate in NZ are generally around 10%

Origin expenses all costs associated with customer acquisition activities



Origin
energy

*Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

The gross margin for all products increased year on year.


Retail Gross Margin ($) and EBIT Margin (%)
Product Gross Margin ($ million) (bars)
EBIT Margin (%) (line)
0
100
200
300
400
500
600
700
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
2000
2001
2002
2003
2004
2005 AGAAP
2005 A-IFRS
2006
Natural Gas
Electricity
LPG
EBIT Margin

- Year on year gas gross margin increased on higher tariffs and strong second half due to cool weather
- Electricity gross margin higher on lower purchasing costs and net benefit of network tariffs and land taxes
- LPG gross margin higher despite higher international CP costs (but some lag on pass-through reduced gross margin %)
- Adoption of A-IFRS creates a step-change in margins at the EBIT level as goodwill is no longer amortised
- 4% transaction, back office and debtor cost reduction
- Vic tariffs lowered (lower distribution cost), Qld residential gas tariff increased 10% and 3 years price path for SA gas from July 2005

EBIT/Sales margin increased from 6.7% to 7.1% and EBIT/customer increased from $98 to $106 per customer


Origin
energy


origin
energy
Renewables

Origin Energy has taken an advocacy role in the debate surrounding climate change and a carbon regime…


Providing transparency
for our stakeholders
Origin


SolarCity
Adelaide




The Business Case
for Early Action
Australian Business Roundtable on Climate Change
Origin
Westpac

… as we believe that carbon is an inherent but unrecognised cost in the current global use of energy

Origin energy

With the lack of a consistent federal policy framework Origin has selected its investments carefully...


Find
Develop
Produce
Buy
Sell
LPG, CNG
Coal Seam Gas
SLIVER®
Conventional solar panels
Geodynamics
Option to buy output and renewable credits
Options not exercised
Contracts to underpin development
Wind
Trading of regulatory instruments
Demand side management (energy efficiency, green power, solar cities)
Geosequestration

... taking modest bets and securing options where outcomes are uncertain


Origin energy

In the Retail area our GreenEarth range of products has cemented us as the leading green energy provider...



- Over 100,000 green energy customers on a range of products
- First greenhouse-gas neutral natural gas offering
- First solar-electricity retail product
- First to launch a light globe giveaway program in NSW on a mass scale (NGACs earned provide profit on the program plus free brand awareness)
- Innovative offerings such as the recent groundbreaking deal to make the Australian Football League "carbon neutral" by 2009.

...with competitive differentiation in a rapidly growing market

Origin energy


origin
energy
Five year financial overview

Profit & Loss

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Revenue	1,679	2,429	3,352	3,556	4,902	5,950
EBITDA	305	405	941	532	918	1,087
EBIT	173	231	295	329	656	791
Net Financing Cost[1]	(32)	(43)	(49)	(45)	(148)	(167)
Tax expense	(38)	(54)	(80)	(77)	(137)	(169)
Minority Interests	(6)	(5)	(5)	(2)	(70)	(122)
NPAT	98	129	162	205	301	332
Basic EPS	17.1	20.2	24.8	30.0	42.1	41.9
ROE	7.6%	8.1%	9.2%	10.6%	11.9%	12.3%

From 1 July 2005, the Origin Energy was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. Prior years were prepared under earlier accounting standards and have not been restated.

(1) Excluding capitalised interest

Origin energy

Origin reports its business across four segments covering its operations in Australia, New Zealand and the Pacific...



Segment	EBITDA	FE[1]
Exploration and Production •Over 2,436 PJe 2P reserves and annual production of 78 PJe •Diverse acreage position across Australia and New Zealand •A leading Australian CSG producer	205	1,465
Retail •Over 2 million customers, Australia's 2nd largest energy retailer •National business covering electricity, natural gas, LPG and related products and services	273	1,229
Generation •Interests in over 874 MW of installed capacity •Predominantly gas fired, including co-generation & peaking units •Output contracted to 3rd parties or Retail division	60	319
Networks •Provision of asset management services to 3rd parties, managing over 20,000 km of gas networks and 3,500 km of water networks •Equity investment in Envestra •SEA Gas pipeline	30	167
Contact Energy (51.4% interest) •Integrated energy model similar to Origin •Interests in around 2,200 MW of installed generation capacity and around 594,000 gas and electricity customers	519	3,389

... while the acquisition of a 51.4% interest in Contact Energy of New Zealand created a fifth segment


Origin
energy

(1) Funds Employed

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Growth & Acquisitions						
E & P	56	129	179	313	335	600
Retail	344	78	154	46	42	56
Generation	46	116	93	8	6	12
Networks	0	15	0	56	0	-
Contact					960	20
Total Growth & Acquisitions	446	338	427	422	1,343	688
Stay in business	83	65	97	86	132	209
Total capital expenditure	529	403	524	509	1,475	897

... while development capital invested in E&P will provide returns in the next few years


Origin
energy

Origin uses cash flow measures as the primary measure of performance within the business...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
EBITDA	305	405	491	532	918	1,087
Non-cash items[1]	(8)	(17)	13	2	4	(10)
Change in Working Capital	11	16	39	(48)	(31)	16
Stay in business CAPEX	(83)	(65)	(94)	(83)	(111)	(206)
Tax/Subvention Payments	(24)	(40)	(50)	(2)	(181)	(119)
OCAT	201	299	399	402	599	768
Net Interest Paid	(31)	(43)	(49)	(51)	(150)	(185)
Free cash flow	170	256	350	350	448	583
Funds Employed	1,891	2,189	2,465	2,632	4,963	5,704
OCAT Ratio[2]	10.6%	13.7%	15.6%	14.8%	11.2%	12.5%

... and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow

Origin energy

(1) 2006 includes the reversal of profit on the ale of the Valley Power power station
(2) Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund ongoing investment in growth

	Jun 01	Jun 02	Jun 03	Jun 04	Jun 05	Jun 06
Net debt ($m)	727	633	732	861	2,743	2,411
Total equity ($m)	1,328	1,626	1,790	1,939	3,519	3,646
Adjusted Debt / (debt + equity) (%)[1]	35%	28%	29%	31%	44%	42%
Net financing cost[2] ($m)	(32)	(43)	(49)	(45)	(148)	(167)
Net interest cover (x EBIT)	5.5	5.4	6.1	6.2	4.2	4.2
Average interest rate	6.7%	6.6%	6.7%	6.6%	7.0%	6.9%

- Increase in net debt and interest expense in 2005 reflects funding of Contact acquisition. Higher New Zealand interest rates increase weighted average rate
- Debt of Debt plus equity of 41% is lower than 44% expected at the time of acquisition and remains at the high end of long term expectation
- S&P rating BBB+/stable. Fitch A-

(1) Adjusted to exclude mark-to-market fair value of debt under A-IFRS
(2) Excluding capitalised interest


Origin
energy



Origin
energy
Investing for growth

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


Origin
energy


origin
energy

002-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 November 2006
From	Bill Hundy	Pages	3
Subject	**EREMIA 6 PROGRESS REPORT**		

Please find attached a progress report regarding Eremia 6 Oil Development Well in the onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

15 November 2006

Eremia 6 Oil Development Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Eremia 6 oil development well operated by ARC Energy Ltd.

Eremia 6 (sidetrack of Eremia 5)

Well type: Oil development (onshore)

Location: Perth Basin, Western Australia (L1)

Eremia 5 and its sidetrack (Eremia 6) are located approximately 12 kilometres east-southeast of the township of Dongara.

Surface co-ordinates for the wells are as follows:

Latitude: 29° 18' 31.74" S
Longitude: 115° 01' 08.85" E

Interests:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,300 metres measured depth

Progress and Status: Eremia 5 was directionally drilled using the Century Rig 18 to a total measured depth of 2,306 metres at a subsurface location approximately 306 metres northeast of the surface location. Log correlation indicated that the well landed approximately 45 metres east, and on the low side, of the Eremia Field bounding fault thereby not intersecting the target Dongara Sandstone reservoir. Eremia 5 was subsequently plugged back to 1,575 metres measured depth and sidetracked (Eremia 6) further to the west to an interpreted near-crestal intersection of the Dongara Sandstone oil reservoir.

Eremia 6 was directionally drilled to a total depth of 2,315 metres measured depth at a subsurface location approximately 200 metres northeast of the surface location.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Based on logging-while-drilling (LWD) resistivity and gamma ray logs, Eremia 6 has intersected the top of the Dongara Sandstone reservoir at 2,052 metres true vertical depth subsea, approximately 8 metres above the previous highest intersection in the field. The LWD logs indicate that Eremia 6 has intersected a 23 metre oil column with an oil-water contact at approximately the same level as the original field oil-water contact. It is therefore interpreted that this area of the field has not been drained by the existing producing wells.

At 06:00 hours WST today, preparations were underway to case the well after hole conditions prevented the acquisition of further wireline logs. The forward program is to complete the well for testing and possible future oil production.

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 November 2006
From	Bill Hundy	Pages	3
Subject	**EREMIA 6 PROGRESS REPORT**		

Please find attached a progress report regarding Eremia 6 Oil Development Well in the onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

15 November 2006

Eremia 6 Oil Development Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Eremia 6 oil development well operated by ARC Energy Ltd.

Eremia 6 (sidetrack of Eremia 5)

Well type: Oil development (onshore)

Location: Perth Basin, Western Australia (L1)

Eremia 5 and its sidetrack (Eremia 6) are located approximately 12 kilometres east-southeast of the township of Dongara.

Surface co-ordinates for the wells are as follows:

Latitude: 29° 18' 31.74" S
Longitude: 115° 01' 08.85" E

Interests:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,300 metres measured depth

Progress and Status: Eremia 5 was directionally drilled using the Century Rig 18 to a total measured depth of 2,306 metres at a subsurface location approximately 306 metres northeast of the surface location. Log correlation indicated that the well landed approximately 45 metres east, and on the low side, of the Eremia Field bounding fault thereby not intersecting the target Dongara Sandstone reservoir. Eremia 5 was subsequently plugged back to 1,575 metres measured depth and sidetracked (Eremia 6) further to the west to an interpreted near-crestal intersection of the Dongara Sandstone oil reservoir.

Eremia 6 was directionally drilled to a total depth of 2,315 metres measured depth at a subsurface location approximately 200 metres northeast of the surface location.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Based on logging-while-drilling (LWD) resistivity and gamma ray logs, Eremia 6 has intersected the top of the Dongara Sandstone reservoir at 2,052 metres true vertical depth subsea, approximately 8 metres above the previous highest intersection in the field. The LWD logs indicate that Eremia 6 has intersected a 23 metre oil column with an oil-water contact at approximately the same level as the original field oil-water contact. It is therefore interpreted that this area of the field has not been drained by the existing producing wells.

At 06:00 hours WST today, preparations were underway to case the well after hole conditions prevented the acquisition of further wireline logs. The forward program is to complete the well for testing and possible future oil production.

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 November 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**30,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully Paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**17 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,989,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,477,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 20 November 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office		
Company	Australian Stock Exchange Limited	Date	24 November 2006
From	Bill Hundy	Pages	2
Subject	**LYGINIA 1 OIL EXPLORATION WELL COMMENCES**		

Please find attached a progress report regarding Lyginia 1 Oil Exploration Well in the onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

24 November 2006

Lyginia 1 Oil Exploration Well Commences Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the oil exploration well Lyginia 1, operated by ARC Energy Limited and located in the onshore Perth Basin Production Licence L1, commenced at 0700 hours WST on Friday, 24 November, using the Century 18 drilling rig. At 0830 hours WST this morning, a 311-millimetre (12¼ inch) hole had been drilled to 76 metres measured depth.

Lyginia 1 is located approximately 13 kilometres southeast of the township of Dongara. The primary target is the Late Permian Dongara Sandstone, the main oil-producing reservoir in the Jingemia, Hovea and Eremia oil fields.

Lyginia 1 is designed to penetrate the highest point on an anticlinal structure at the Dongara Sandstone level. The well will be drilled directionally and is prognosed to intersect the top of the Dongara Sandstone at approximately 2,215 metres measured depth, approximately 146 metres southwest of the surface location.

Surface co-ordinates for the Lyginia 1 drilling location are as follows:

Latitude: 29° 19' 45.467" S
Longitude: 115° 01' 14.910" E

The well has a planned total depth of approximately 2,325 metres measured depth and is expected to take 17 days to drill and complete.

Participants in L1 and Lyginia 1 are:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

RECEIVED

2006 DEC 18 P 12:10

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 November 2006
From	Bill Hundy	Pages	5
Subject	**ORIGIN ENERGY ACQUIRES SUN RETAIL**		

Please find attached an announcement regarding the acquisition of Sun Retail by Origin Energy.

The trading halt on Origin Energy Limited (ORG) requested today will remain in place until the commencement of trading on Wednesday 29 November 2006.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

ASX/Media Release

27 November 2006

Origin Energy acquires Sun Retail

Australian-owned Origin Energy Limited ("Origin") today announced it has executed a Sale and Purchase Agreement with the Queensland Government to acquire Sun Retail for $1,202 million.

Origin's Managing Director, Mr Grant King said "The acquisition of Sun Retail is a unique opportunity for Origin. It will secure for the company a leading position in the continuing consolidation and integration of the Australian and New Zealand energy markets.

"It will result in Origin having a very competitive cost position in retail, wholesale and production segments through the increased scale, diversity and integration of the business.

"The acquisition will also create additional opportunities to grow as we deepen the integration in our business across the competitive segments of the energy industry."

Highlights

- The bid price is 9 times 2007/08 EBITDA
- Increases group revenues by $1.7 billion to $7.6 billion (29%)
- EPS accretive from the first full year of ownership
- Initial funding includes underwritten placement of $400 million with the balance from debt facilities
- Maintains BBB+ stable credit rating

Sun Retail consists of three businesses as outlined below:

	Value	Key Valuation Metric
Mass Market Retail *- 833,000 customers*	$916 m	$1,100/customer
Wholesale *- 16 TWh*	$220 m	$0.61/MWh*
LPG *- 31,000 tonnes*	$66 m	$2,130/tonne

*Valued across Origin's entire wholesale electricity portfolio of 33 TWh

Settlement of the transaction will occur on 1 February 2007 and the acquisition will be effective from that date. Total acquisition costs and fees amount to an additional $11 million.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Benefits from the acquisition of Sun Retail

The mass market retail business of Sun Retail consists of around 833,000 mass market and small business customers, predominantly located in the high growth corridor in south east Queensland. Annual electricity sales amount to around 9 terawatt hours (TWh). This business complements Origin's existing 90,000 gas customers north of the Brisbane River. It nearly doubles the number of electricity customers supplied by Origin thereby adding scale to the company's mass market retailing business resulting in significant reductions in the cost to serve per customer.

The wholesale business includes the sale of around 7 TWh of electricity to large commercial and industrial customers at approximately 7,500 sites, a portfolio of electricity contracts and a permit to build a 450 megawatt (MW) power station near Braemar. The combined businesses have an electricity purchase requirement of approximately 33 TWh of electricity each year. The additional diversity of purchasing these requirements across a larger market reduces the cost of risk management. These purchase requirements also secure revenue to support Origin's existing peaking power stations at Roma and Mt Stuart and support new generation investment at the recently permitted Spring Gully base load power station and associated development of additional coal seam gas production.

The LPG business markets and distributes 31,000 tonnes of LPG to around 55,000 industrial, commercial and residential customers spread mainly through south east Queensland and northern New South Wales. The acquisition of this business adds to Origin's existing 123,000 LPG customers in Queensland, and will enable significant synergies and cost savings to be brought to this business.

Origin Energy has not purchased Sun Gas.

Funding and financial impact

Origin will fund the acquisition through an underwritten placement of ordinary shares via a bookbuild process with institutional investors, debt facilities and a Share Purchase Plan (SPP). In addition, the company is considering the issue of a hybrid security and is also undertaking a strategic review of its Networks business.

This morning Origin launched an equity placement to raise $400 million from institutional investors. Consequently Origin will remain in a trading halt on the Australian Stock Exchange until the commencement of trading on Wednesday 29 November while this placement is being undertaken. The placement is fully underwritten by Citigroup Global Markets Australia Pty Limited and Macquarie Equity Capital Markets Limited.

A SPP will be undertaken early in 2007 to provide an opportunity for eligible shareholders to acquire up to $5,000 worth of shares. Applicants under the SPP will not incur brokerage or transaction costs. Further details of the SPP will be sent to shareholders at a later date.

The company is also contemplating the issue of a hybrid security, which is likely to be issued in the first Quarter of 2007 to both retail and institutional investors via a prospectus.

In addition, and consistent with Origin's focus on the competitive segments of the energy supply chain, the company has initiated a review of its ownership of the Networks business. This business focuses on the regulated segments of the energy industry and includes a 17% interest in Envestra, a 33.3% interest in the SEA Gas Pipeline, and the asset management business - Origin Energy Asset Management. Carnegie Wylie has been appointed to assist the company undertake this review.

Given that ordinary shares will be issued almost two months prior to the settlement of the acquisition and because some costs associated with the acquisition and transition of the business to Origin Energy will be expensed in the period to 30 June 2007, the acquisition will dilute earnings per share in this initial five month period.

Origin energy

On an annual basis the combined Sun Retail business is expected to increase Origin's revenues by 29%, or $1.7 billion, to around $7.6 billion. The acquisition is expected to be earnings accretive to shareholders from its first full year of ownership and add further to earnings as additional opportunities created by the acquisition are realised.

Business integration

Origin has a successful track record in acquiring and effectively integrating retail energy businesses as demonstrated by the acquisition of the Energy 21, Powercor and CitiPower businesses in Victoria.

Commenting on the integration, Origin's Chief Operating Officer, Ms Karen Moses, said "In conjunction with Energex, Origin will undertake a comprehensive communication and transition process in the months ahead. We have appointed Peter Israel, the General Manager of our LPG business who is based in Brisbane, as the executive immediately responsible for dealing with the transition.

"We look forward to welcoming Sun Retail employees to Origin Energy and combining the strengths and experience of both organisations to maintain a high standard of customer service and present Queensland consumers with an innovative and competitive range of products.

"Origin and Energex have both been leaders in offering Green Power choices to customers. Origin's GreenEarth Solar and GreenEarth Wind products were recently named the best Green Power products in the Australian market by Green Electricity Watch. Origin is also the leading retailer of green electricity and gas with over 120,000 contracted customers. Sun Retail has around 30,000 green electricity customers and has for several years been the leader in total Green Power volume sold. Combining the two organisations will create a truly significant green energy customer base of around 150,000 accounts and growing. Together we have a great capacity to make a positive difference for the environment."

Conclusion

In conclusion Mr King said, "I wish to acknowledge the key decision taken by the Queensland Government in choosing to privatise its electricity and gas retail businesses. As well, we appreciate the efforts of the many people both within Government and Sun Retail and our own employees who have worked diligently over many months to bring this transaction to its conclusion.

"I am sure that this acquisition will be one of the most significant steps taken in the continued development and growth of Origin Energy," Mr King said.

For more information, please contact:

For media
(02) 9252 7144
Tony Wood
General Manager Public and Government Affairs
Mobile: 0419 642 098

For investors
(02) 9241 7981
Angus Guthrie
Manager Investor Relations
Mobile: 0417 864 255

This press release is not an offer of securities for sale in any jurisdiction including the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 (the "Securities Act") or an applicable exemption from registration. Any securities that may form part of an offering have not been and will not be registered under the Securities Act.

Origin energy

About Sun Retail - The Sun Retail Business was formed out of the former Energex retail business. It has around 841,000 electricity customers and sites, mostly located in south east Queensland around the Gold Coast and the southern parts of Brisbane and around 55,000 LPG customers. In its customer base Sun Retail has a large number of customers who purchase Green Power products. Total electricity sales are around 16 TWh and revenue of around $1.7 billion annually. Sun Retail employs around 180 people who are involved in customer service, revenue billing and collection, call centres and sales and marketing.

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.

Origin in Queensland at a glance (prior to the acquisition):

- *Has invested over $800 million in oil and gas production, exploration and power generation since 2000*
- *Employs 620 Queenslanders in its oil and gas and LPG businesses*
- *National head office for the Exploration, Oil and Gas Production and LPG business*
- *Owns and operates the Spring Gully coal seam gas plant in central Queensland where by September 2007 it will have invested over $314 million*
- *Is the leading producer of coal seam gas in Queensland and has an active exploration program to secure additional reserves*
- *Owns and operates the Roma and Mt Stuart Power Stations, and has a 50% interest in the Bulwer Island Power Station*
- *Manages over 2,600 km of gas distribution pipelines*
- *Retails natural gas to over 90,000 customers*
- *Supplies 123,000 customers with LPG across Queensland*
- *Potential to construct a 1,000MW power station at Spring Gully, near Roma.*

Table 1 Summary of Origin Energy customer accounts

Customer accounts/sites ('000)#	Sun Retail	Origin Energy Qld	Combined Qld	Australia wide	New Zealand and Pacific	Total Origin Energy	Contact Energy	Origin Energy Group
Electricity	841		841	1,787	-	1,787	514	2,301
Gas		90	90	879	-	879	79	958
Total Mass Market	841	90	931	2,666	-	2,666	593	3,259
LPG	55	123	178	317	40	357	-	357
Total	896	213	1,109	2,983	40	3,023	593	3,616

Origin customer numbers as at end October 2006. Sun Retail numbers estimated at time of completion.

Table 2 Origin Energy sales volumes including full year Sun Retail sales

Annual Energy Sales	Units	Origin Energy	Sun Retail	Total	Contact Energy	Origin Energy Group
Electricity#	Terawatt hours	17	16	33	7	40
Gas	Petajoules	127	-	127	21	148
LPG	Kilotonnes	522	31	553	-	553

Origin and Sun Retail electricity volumes based on full year forecast for the year ending 30 June 2007

Origin energy

RECEIVED

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 November 2006
From	Bill Hundy	Pages	38
Subject	**PRESENTATION - ACQUISITION OF SUN RETAIL**		

Please find attached a presentation to be given to the media and financial markets today regarding Origin Energy's acquisition of Sun Retail.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

The trading halt on Origin Energy Limited (ORG) requested today will remain in place until the commencement of trading on Wednesday 29 November 2006.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin
energy

Acquisition of Sun Retail



27 November 2006

Important Notice

The information in this presentation is an overview and does not contain all information necessary to an investment decision. The information contained in this presentation has been prepared in good faith by the Company. No representation or warranty, express or implieds is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation, any of which may change without notice.

This presentation is not intended as an offer, invitation, solicitation or recommendation with respect to the purchase or sale of any security in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any other person to whom it is unlawful to make such an offer or solicitation. The securities to be offered and sold in the offer have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may only be offered and sold (i) within the United States to, or to U.S. persons (as defined in Rule 902(k) under the Securities Act) who are, "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation D thereunder, or (ii) outside the United States, to non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act.

This presentation contains certain "forward-looking statements". These forward looking statements and information relating to the Company are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management, and speak only as of the date of this presentation. All statements other than statements of historical facts included in this presentation, including without limitation, statements regarding the Company's financial position, business strategy, plans and objectives are forward looking statements. In addition, when used in this presentation, the words "forecast", "estimate", "expect" and similar expressions, as they related to the Company or the Company's management, are intended to identify forward looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to risks and uncertainties. Assumptions and, therefore, the forward looking statements, are by their nature subject to significant uncertainties and contingencies, many of which are outside the control of the Company and are not reliably predictable. Should one of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially in quantum and timing from those described herein as forecast, estimated or expected with material consequential impact on the forward looking statements.

Prospective investors should make their own independent evaluation of an investment in the securities. The material contained in this document does not take into account the investment objectives, financial situation or particular needs of any particular investor. Neither the Company, Citigroup or Macquarie make any recommendation to investors regarding the suitability of the securities and the recipient must make its own assessment and/or seek independent advice on financial, legal, tax and other matters, including the merits and risks involved.

This presentation and its contents have been distributed to you, in confidence solely for you information and may not be videotaped, recorded, re-transmitted or otherwise reproduced or disclosed to third parties or made public in any way, in whole or in part, for any purpose without the written permission of Origin.



* All references to $ are references to Australian dollars unless otherwise specifically marked.

Outline

- Overview
- The three businesses
- Funding

Origin energy


Origin
energy
Overview

The acquisition of Sun Retail provides a unique opportunity for Origin to:

- ✓ Secure a leading position in the continuing consolidation and integration of the Australian and New Zealand energy markets
- ✓ Have a very competitive cost position in retail, wholesale and production segments through increased scale, diversity and integration of the business
- ✓ Access additional opportunities to grow by deepening the integration of Origin's business across the competitive segment of the energy industry

The acquisition will be EPS accretive from the first full year of ownership

Origin energy

Sun Retail comprises three businesses which have been acquired for $1,202 million. The Mass Market Retail business is valued at $1,100 per customer

	Value	Key Valuation Metric
Mass Market Retail - *833,000 customers*	$916 m	$1,100/customer
Wholesale - *16 TWh*	$220 m	$0.61/MWh*
LPG - *31,000 tonnes*	$66 m	$2,130/tonne

The aggregated EBIT/Sales margins of all three businesses are expected to be consistent with Origin's current retail margins of approximately 7%


Origin

* *Value across Origin's entire wholesale electricity portfolio of 33TWh*

Key contributors to the valuation of Sun Retail include:

- ✓ Origin's estimate that scale benefit on cost-to-serve is approximately $20 per customer per year of which less than $10 is ascribed to the acquisition. This benefit contributes approximately $250 to the retail valuation of $1,100 per customer
- ✓ Benefits from Sun Retail and Origin's combined purchase of approximately 33 TWh of electricity each year. The wholesale trading value of $220 million corresponds to a benefit to Origin's integrated portfolio of only $0.61/MWh per year

Origin estimates that the purchase price represents a multiple of approximately 9 times EBITDA in 2007/08

Origin energy

Origin will fund the acquisition through a number of financing options…

- ✓ A $400 million fully underwritten institutional bookbuild placement of ordinary shares which commences today (details follow)
- ✓ Bridging finance and term debt facilities
- ✓ Share Purchase Plan proposed for the March quarter 2007
- ✓ Issue of a hybrid security contemplated in the March quarter 2007
- ✓ A review of Origin's ownership of its Networks business has also been initiated

…providing Origin with continued financial flexibility to pursue growth projects whilst maintaining our BBB+ (stable) credit rating, and gearing within targeted range

Origin expects the acquisition of Sun Retail to be EPS accretive from the first full year of ownership...

- ✓ In the period to June 2007, the acquisition will reduce EPS
  - Some acquisition and transition costs will be expensed
  - Equity will be raised two months prior to settlement
- ✓ From 2007/08 the acquisition will be accretive even though some transition costs are still being expensed in that year
- ✓ Within three to five years earnings will be further enhanced through new opportunities for growth arising from the acquisition

...thereby creating ongoing value for Origin shareholders

Origin energy

082-34934

Origin has a strong track record of integrating acquired energy businesses with existing operations...

- ✓ Origin has a successful track record of integrating systems and migrating data for the Energy 21, Powercor and CitiPower acquisitions
- ✓ The SPA includes provision for Energex to provide transitional services to Origin for a period of up to 18 months
- ✓ This ensures a smooth transition from Sun Retail (Energex) systems to Origin systems
- ✓ During that time Origin will be working diligently to integrate billing and customer management systems
- ✓ Over time, once integration is complete, Origin will drive to improve cost to serve across its portfolio

...and has already established a business integration team to ensure a smooth transition


Origin


origin energy
The three businesses
Mass Market Retail
Wholesale
LPG

Sun Retail provides exposure to fast growing south east Queensland



LEGEND
- Origin permit
- Origin CSG
- Origin pipeline
- Pipeline
- Production facility
- Production facility (proposed)
- LPG seaboard terminal
- Power plant
- LPG terminal



Gulf of Carpentaria
Cairns
Townsville
Mount Stuart
Mt Isa
Queensland
Mackay
Pacific
Ocean
Bowen
Basin
Rockhampton
Gladstone
Bundaberg
Maryborough
Rolleston
Fairview
Yellowbank
Spring Gully
Peat
Roma
Tallinga
Kincora
Surat
Basin
Warwick
Brisbane
Cooper
Moomba
Ballera
Basin



0
300
km

Population and Economic Growth

- Queensland's GDP growth is forecast to be higher than the rest of Australia over the next decade.
- Qld energy consumption is forecast to grow at 3.5% pa vs Vic/SA at 0.8% and NSW at 1.7%
- The population in South East Qld is forecast to increase by 43% over the next 20 years, compared to 28% for the rest of the State



Origin

It's acquisition adds significantly to Origin's retail position with over 1 million customers in Queensland, approximately 2.7 million gas and electricity accounts across Australia...

Customer accounts/sites ('000)#	Sun Retail	Origin Energy Qld	Combined Qld	Total Origin Energy	Contact Energy	Origin Energy Group
Electricity	841		841	1,787	514	2,301
Gas		90	90	879	79	958
Total Mass Market	841	90	931	2,666	593	3,259
LPG	55	123	178	357	-	357
Total	896	213	1,109	3,023	593	3,616

...and including LPG and Contact Energy over 3.6 million accounts across Australasia

 # Origin customer numbers as at end October. Sun Retail numbers estimated at time of completion



Origin
energy

The acquisition increases Origin's electricity and gas customer number market share to 23%...

Gas and Electricity Market Position Eastern Australia

Pre-acquisition

Origin, 16%
Energex, 11%
Ergon, 6%
Country, 7%
Integral, 7%
EnergyAustralia, 16%
Red, VEPL, Jack, 2%
TRU, 10%
AGL, 26%

Post-acquisition

Origin, 23%
PowerDirect, 4%
Ergon , 6%
Country , 7%
Integral , 7%
EnergyAustralia, 16%
Red, VEPL, Jack, 2%
TRU, 10%
AGL, 26%

NSW Government	
QLD Government	

...securing a leading position in the consolidation of the energy industry

Origin

Source: UBS Australian Utilities Structure 2006 and Company reports

While it is anticipated that there will be churn once the Queensland market opens to competition in July 2007...

Mass Market Churn: Completed & Pending



VIC Elec
NSW Elec
SA Elec
% Churn: Monthly data annualised
60%
50%
40%
30%
20%
10%
0%
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06

Initial churn rates are likely to be high and settle between the higher margin Victorian market and the lower margin NSW market

...Origin has maintained customer numbers across contestable markets since competition was introduced and will continue to do so following this acquisition



Origin
energy

Revenue certainty has been enhanced through Queensland Government defining price setting mechanisms reducing risks to recovery of cost increases

- ✓ Revenue to FRC date is set on a 71% / 29% split
- ✓ Prior to FRC all customers are on a default tariff
- ✓ A "building-block" approach in the movement in the default tariff reflects changes in
  1. Network Costs
  2. Long Run Marginal Cost of Energy
  3. Efficient retailer cost to serve
  4. Reasonable Retail Margin
- ✓ Customers who sign market contracts move off the default tariff

Revenue risks are similar to the other retail markets in NSW, Victoria and South Australia

Origin

Once fully integrated the scale benefits of the acquisition bring Origin well down the cost curve…



Cost to maintain
$/Customer
ORG
ORG
Cost savings greater than $20 per customer
1.0
1.5
2.0
2.5
3.0
3.5
Customer numbers (m)

- Until March 2008 billing and call centre services will be provided by Energex at a fixed cost which is higher than Origin's cost to serve
- Over this period Origin will complete transition to its own billing systems

…Origin estimates this benefit up to $20 per customer of which less than $10 per customer has been applied to the acquisition



Origin
energy

The acquisition also confirms Origin as the leading provider of green energy products by combining the largest two portfolios of green energy customers in Australia

Green Power - Share of Customer Numbers



Origin 31%
AGL 16%
TRU 7%
Other 2%
Country 4%
Energy Australia 13%
Ergon 12%
Powerdirect 4%
Sun Retail 11%

Customer numbers at March 06 - Origin now has over 120,000 contracted Green Electricity accounts[1]

Green Power - Share of Load (MWhs)



Origin 22%
AGL 9%
TRU 2%
Other 8%
Country 12%
Energy Australia 20%
Ergon 3%
Powerdirect 7%
Sun Retail 17%

Source: National Green Power Accreditation Program. As at 31 March 2006.

1. Origin green electricity contracted customer accounts in excess of 120,00 at October 2006 and Green Gas contracted accounts increased to over 20,000 at October 2006
2. Information based on the Energex Electricity Retail base (pre restructure calculated on a 71-29 split to Sun Retail and Powerdirect).



Origin


Origin
energy

The three businesses

- Mass Market Retail
- Wholesale
- LPG

The Wholesale business comprises;

- ✓ Sales to Large Customers - currently 7 TWh/a
- ✓ Purchase arrangements comprising 16 TWh/a for sale to large customers and the mass market retail business
- ✓ Purchase arrangements to cover GEC and REC obligations*
- ✓ Permitted site at Braemar for a 450 MW Peaker

Combined with Origin's existing wholesale business, the annual purchase arrangements comprise 33 TWh together with 2 million GECs and 800,000 RECs

The Wholesale Business has been valued at $220 million which corresponds to a benefit of $0.61/MWh across the whole Origin portfolio

* GECs - Gas Electricity Certificates RECs - Renewable Electricity Certificates

Origin

The wholesale position creates contracting optimisation and investment opportunities…

- ✓ Reduction in the overall risk profile of the total Origin retail customer base due to geographic diversity
- ✓ Revenue to support existing peak generation assets and contracts in Queensland
- ✓ Revenue certainty to support new generation investment *and* new CSG development
- ✓ Revenue certainty to support mandatory GEC and REC portfolio

…thereby improving the competitiveness and deepening the integration of Origin's business


Origin
energy

The geographic diversity of the combined Origin and Sun Retail volumes reduces volatility of the load and therefore the cost of managing that volatility



Combined Portfolios
Capacity (MW)
Cap
Base
Cap
Base
Cap
Base
Reduced Cap Requirements
VIC/SA/NSW
QLD
Combined

Origin estimates this benefit as a reduction in cap cover of up to 250 MW

This corresponds to a potential benefit of approximately $20 million per year



Origin

The Sun Retail customer base provides revenue certainty for Origin's current generation portfolio

The Braemar contract, Mt Stuart and Roma Power Stations provide an internal hedge against extreme price events



Sun Retail Electricity Sales
MW
Average Load
Cap Contracts are used to cover load shape and weather variation. Origin's portfolio in Qld is well positioned
Average load is covered by swaps. Sun Retail is fully contracted in the near term
Braemar PS
Roma PS
"Swaps"
Retail Load
Hedge Cover

Replacement cost for Mt Stuart and Roma $300 million (362 MW) - yet the book value of these assets is currently around $75 million



Origin

Queensland requires new capacity from 2010 with an additional ~500 MW per annum every year thereafter

Origin & Sun Retail have around 1,500 MW already permitted to access this growth and has the gas reserves to support the development



14,000
13,000
12,000
11,000
10,000
9,000
8,000
Capacity (MW)
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
Allocated Installed Capacity
MT PASA Available Capacity
Additional Capacity Required
Capacity for Reliability

Source: NEMMCO 2006 Statement of Opportunities

Ownership of Sun Retail provides access to the revenue certainty to support the required investment and provides leverage to either invest or contract for the balance of load

The option to develop cost effective base load gas fired power generation at Spring Gully creates the ability to cover base energy needs...

- The Queensland Government has mandated that 13% of electricity sold must have a Gas Electricity Certificate (GEC) attached. These are created through Gas Fired Generation
- Stage 1 Spring Gully will annually generate 4 TWh and create 3.2 million GECs
- Sun Retail has a current requirement for up to 2 million GECs per annum
- The current market price for GECs is around \$16/GEC (which equates to \$13/MWh) which is passed through to retail customers
- Sun Retail's load therefore secures up to \$32 million per annum revenue for the Spring Gully Power Project



Queensland
Bowen Basin
Denison Trough
Coral
Sea
Proposed Spring Gully Site
LEGEND
Surat Basin (Walloons)
Brisbane
Proposed Braemar Site
NSW

... while the Braemar site - close to Origin's Walloons coal seam gas acreage - provides additional option for further CSG based power development



Origin energy


Origin
energy
The three businesses
Mass Market Retail
Wholesale
LPG

The LPG business complements Origin's existing extensive distribution network across the State


LEGEND
Origin permit
Origin CSG
Origin pipeline
Pipeline
Production facility
Production facility (proposed)
LPG seaboard terminal
Power plant
LPG terminal
Sun Retail LPG area
Gulf of Carpentaria
Queensland
Mount Stuart
Bowen
Basin
Rolleston
Yellowbank
Fairview
Spring Gully
Roma
Surat
Basin
Warwick
Brisbane
Cooper
Moomba
Ballera
Basin
Pacific
Ocean
0
300
km

- Sun Retail adds approximately 55,000 LPG customers and 31,000 tonnes of sales per annum
- Origin's LPG business encompasses the Sun Retail geographic and segment spread
- Operational efficiencies and improved customer offerings both add value

The acquisition price of $2,130/tonne is below recent transactions such as Speed-E-Gas ($2,615/tonne)




Origin
energy
Funding

Origin will fund the acquisition through a number of financing options...

- ✓ A $400 million fully underwritten institutional bookbuild placement of ordinary shares which commences today (details follow)
- ✓ Bridging finance and term debt facilities
- ✓ Share Purchase Plan proposed for the March quarter 2007
- ✓ Issue of a hybrid security contemplated in the March quarter 2007
- ✓ A review of Origin's ownership of its Networks business has been initiated

...providing Origin with continued financial flexibility to pursue growth projects whilst maintaining a BBB+ credit rating

Origin energy

Placement Summary

Issuer	Origin Energy Limited
Offering size	A$400 million
Indicative bookbuild range	A$6.90 to A$7.15 (58 to 56 million shares)
	Lower end of range (A$6.90) representing a: • 5.3% discount to the closing price of A$7.29 on Friday, 24 November 2006 • 5.2% discount to the 5 day VWAP of A$7.28 ending Friday, 24 November 2006 • 5.1% discount to the 1 month VWAP of A$7.27 ending Friday, 24 November 2006
Offer structure	Underwritten bookbuild, 2-day trading halt
Joint bookrunners & underwriters	Citigroup Global Markets Australia Pty Limited and Macquarie Equity Capital Markets Limited
Ranking	New shares to rank pari passu with existing shares

Origin

Placement Summary

2 day trading halt announced	Monday, 27 November 2006 - before trading commences
Offer opens	Monday, 27 November 2006 - 3.00pm
Offer close*	Tuesday, 28 November 2006 - 5.00pm
Trade date	Wednesday, 29 November 2006
DvP Settlement	Monday, 4 December 2006
Allotment	Monday, 4 December 2006
New shares start trading on ASX	Tuesday, 5 December 2006
Settlement of acquisition	Thursday, 1 February 2007

* Underwriters reserve the right to close the offer early

Origin energy

Share Purchase Plan

- ✓ All shareholders will be given the opportunity to purchase up to $5,000 of shares at the lower of:
  - The institutional placement price; or
  - The same discount as the institutional placement to the 5 day VWAP following the Share Purchase Plan record date.
- ✓ If subscriptions received from shareholders exceed $75 million, or such other amount as Origin determines, Origin may scale back the maximum number of shares issued
- ✓ No brokerage or other transaction costs will be payable by shareholders
- ✓ The offer made under the Share Purchase Plan is non-renounceable



A review of Origin's ownership of its Networks business has been initiated...

✓ Origin's strategy has been to focus on the competitive rather than the regulated segments of the energy supply chain

✓ Consistent with this focus Origin has initiated a review of its ownership of the Networks business which includes

- a 17% interest in Envestra Ltd
- a 33.3% interest in the SEA Gas pipeline
- Origin Energy Asset Management which provides management services to Envestra

...and Carnegie Wylie has been appointed to assist the company with this review

Origin energy

The proposed timetable for completion of the transaction and associated issues is as follows

Key dates	Action / event
27 November	Transaction announced
	Institutional placement commences
28 November	Institutional placement concludes
29 November	Origin recommences trading
1 February 2007	Settlement and effective date
First quarter 2007	Share Purchase Plan
First quarter 2007	Hybrid security likely to be issued
July 2007	Introduction of retail contestability in Queensland
March 2008	Transitional services agreement ends

Origin

In summary, the acquisition of Sun Retail provides a unique opportunity for Origin to:

- ✓ Secure a leading position in the continuing consolidation and integration of the Australian and New Zealand energy markets
- ✓ Have a very competitive cost position in retail, wholesale and production segments through increased scale, diversity and integration of the business
- ✓ Access additional opportunities to grow by deepening the integration of Origin's business across the competitive segments of the energy industry

The acquisition will be EPS accretive from the first full year of ownership and will add significant value for shareholders in the years ahead

Origin energy


origin
energy
Questions

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

Origin energy



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/11/2006

TIME: 09:04:50

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

FAXED

27 November 2006

Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

ATTENTION: Emma Badhni *By Facsimile: (02) 9241 7620*

Dear Ms Badhni

ORIGIN ENERGY LIMITED - REQUEST FOR TRADING HALT

Origin Energy Limited ("Origin") requests a trading halt in respect of the quoted ordinary securities of Origin (ASX Code: ORG) pursuant to Listing Rule 17.1 from the commencement of trading today, Monday 27 November 2006.

For the purpose of Listing Rule 17.1, Origin confirms:

- that it shortly expects to make a significant announcement to the ASX.
- that it wishes that the trading halt be in place until the commencement of trading on Wednesday 29 November 2006; and
- that it is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact me.

Yours sincerely



Bill Hundy
Company Secretary

02-8345 5467 - bill.hundy@originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 November 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under a Share Placement.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**56,338,029**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Placement of ordinary fully paid shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$7.10 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To provide additional capital to partly fund the Company's acquisition of Sun Retail as described in announcement to ASX on 27 November 2006**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**5 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,362,617**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,442,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**The newly issued securities rank equally with existing securities as to the payment of dividends**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ______________________ Date: 29 November 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 November 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**22 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**800,024,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,442,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	**N/A**
21	Amount of any underwriting fee or commission	**N/A**
22	Names of any brokers to the issue	**N/A**
23	Fee or commission payable to the broker to the issue	**N/A**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**N/A**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**N/A**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**N/A**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**N/A**
28	Date rights trading will begin (if applicable)	**N/A**
29	Date rights trading will end (if applicable)	**N/A**
30	How do +security holders sell their entitlements *in full* through a broker?	**N/A**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**N/A**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 29 November 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 November 2006
From	Bill Hundy	Pages	2
Subject	**ORIGIN ENERGY COMPLETES $400 MILLION PLACEMENT**		

Please find attached an ASX release regarding the completion of a $400 million placement.

Regards



Bill Hundy
Company Secretary

02 8345 5441 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

29 November 2006

Origin Energy completes $400 million placement

Origin Energy today announced that it has successfully raised $400 million through a placement of approximately 56.3 million shares to sophisticated and professional investors.

The proceeds of the placement will be used to partly fund the acquisition of Sun Retail from the Queensland Government.

The placement was conducted through a bookbuild process, with a final price of $7.10 per share. The final price represents a 2.6% discount to Origin Energy's closing share price on 24 November of $7.29 per share and a 2.5% discount to the 5 day VWAP.

Grant King, Managing Director of Origin Energy, said "We are delighted with the positive response from both our existing shareholders and new institutional investors to the placement. The positive response confirms that investors recognise the importance of the acquisition for Origin and the benefits it will bring in terms of a more competitive cost position, access to additional growth opportunities and the securing of a leading position within the consolidating Australian and New Zealand energy markets."

Citigroup Global Markets Australia Pty Limited and Macquarie Equity Capital Markets Limited acted as joint underwriters and bookrunners on the placement.

The new shares issued under the placement are expected to commence trading on ASX on 5 December 2006 and will rank equally with existing ordinary shares on issue.

Origin Energy is proposing to conduct a share purchase plan ("SPP") in the first quarter of 2007 to provide an opportunity for eligible shareholders to acquire up to $5,000 worth of shares. Applicants under the SPP will not incur brokerage or transaction costs. Further details of the SPP will be sent to shareholders in due course.

For further information contact:

Angus Guthrie
Manager Investor Relations
Origin Energy Limited
Telephone: 0417 864255

Origin energy

RECEIVED

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 December 2006
From	Bill Hundy	Pages	21
Subject	SHAREHOLDER CORRESPONDENCE		

In accordance with Listing Rule 3.17 please find attached Origin Energy's AGM Report to Shareholders, which will be sent to shareholders today. The report is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


Strategy
Performance
Growth

Annual General Meeting Report to Shareholders

25 October 2006

Origin energy

Annual General Meeting

Wesley Conference Centre
220 Pitt Street, Sydney
New South Wales
10.30am, Wednesday, 25 October 2006

Contents

Dear Shareholder

The Annual General Meeting (AGM) of Origin Energy was held in Sydney on Wednesday 25 October 2006. Some 270 shareholders and visitors attended the meeting.

For those of you that were unable to attend the meeting, my address and the address of the Managing Director, Grant King have been set out in this report.

All resolutions put to the meeting were approved and the details of the approvals are set out on page 16.

I trust that this report is of interest to shareholders who were unable to attend the meeting. A full audio webcast of the proceedings is available on the company's website www.originenergy.com.au.

In my address I referred to Origin Energy's involvement with the Business Council Roundtable on Climate Change and their important work in pursuing early action on climate change. If you would like to access their report entitled *The Business Case for Early Action* you can download a copy from our website www.originenergy.com.au or from their website www.businessroundtable.com.au



Kevin McCann
Chairman



Kevin McCann Chairman

Chairman's Address

Annual General Meeting

25 October 2006

Ladies and Gentlemen,

Welcome to the Annual General Meeting for 2006.

I would like to commence my address with a brief report on our financial outcomes for the 2006 financial year, which has been fully provided to you in the Annual Report.

Our net profit after tax of $332 million was up 10% while free cash flow increased by 30% to $583 million. Our recurring A-IFRS profit is 15% higher than the $288 million last year. While earnings from our Exploration and Production business were down, strong performances from our Retail and Generation businesses and our 51% owned New Zealand subsidiary Contact Energy, contributed to the improved result.

We have increased dividends to shareholders – our final fully franked dividend of nine cents per share paid on 29 September, took total dividends to 18 cents per share which is a 20% increase over last year. Our payout ratio this year was 43%.

Throughout the year, we have continued our investment in growth, adding long term value to the company through acquisitions, development of major projects and other initiatives:

- The Spring Gully Coal Seam Gas Project was completed last year on time and under budget and began ramping up production and delivery into our long-term gas supply contracts.
- We expended $68 million to acquire additional coal seam gas interests in the Walloons region of Queensland. Origin Energy has long recognised the value of coal seam gas and its potential to provide a dependable gas supply. Recent corporate activity has demonstrated that the market has finally recognised the value of coal seam gas as well. The acquisition price paid by Origin Energy when compared with recent takeover multiples, indicates that we have purchased these assets at an attractive price.
- We also increased our interests in the BassGas and Otway gas projects. The BassGas Project commenced in May and it is now fully commissioned. We expect that the Otway Gas Project will be completed and will commence contribution in the last quarter of the current financial year.

- We approved the development of the NZ$980 million (A$860 million) Kupe Gas Project in New Zealand, which will significantly add to our energy production from mid-2009.
- We pursued the regulatory and environmental approvals for the Spring Gully and Mortlake power station developments; and
- We progressed the development and commercialisation of our SLIVER solar cell technology.

Grant King will elaborate on these projects in his address later in the meeting. We expect that each of these projects will add to our earnings in future years.

Our total capital expenditure including acquisitions during the year was $897 million. Notwithstanding this high level of capital investment our net-debt to debt-plus-equity ratio has reduced to 42% from 44% in the prior year. Our interest cover remains strong at 4.2 times EBIT and we have maintained our investment grade, Standard and Poor's rating of BBB+ stable. Our balance sheet remains strong and we retain the capacity to take advantage of future growth opportunities as they arise.

Origin Energy is also seeking out growth through acquisitions which are earnings accretive. It has been short-listed as a bidder for the first tranche of electricity and gas retail businesses currently being sold by the Queensland Government. A decision on this tender is expected in mid November 2006.

There were a number of areas this year where our performance fell short of expectations.

Safety is a high priority for the Board. Our safety performance in 2005/06 deteriorated after several years of continued improvement. Our lost time injury and moderate medical injury frequency rate rose from 5.0 to 5.5 per million hours worked. The Board and management regard this as unacceptable and management has committed to an improvement in the coming year. We are determined to improve our record this year and we have initiated a number

of measures to do this. One such measure has been to increase employee focus on safety and make improvement of safety performance as the sole target for the award of shares under the Employee Share Plan.

The BassGas Project commenced production around two years behind schedule and with cost overruns in excess of budget. Production is now ramping up to its design capacity and we have been booking revenue earnings from this project from September this year. Our experience in the BassGas Project has been factored into our program to develop the Kupe project.

I wrote to you in March setting out the benefits of a proposed merger between Origin Energy and Contact Energy – which we believed created significant value for the shareholders of both companies. It became clear however that, the terms of the merger ratio were not supported by the institutional shareholders of Contact Energy. The Board took the view that it was not in the interests of Origin Energy shareholders to improve the merger ratio in favour of Contact Energy shareholders. Accordingly it was agreed to terminate the proposal before any further costs were incurred in pursuing the merger. This was a major disappointment as we believed the merger was very much in the interests of both Origin Energy and Contact Energy shareholders. Despite this setback, our investment in Contact Energy continues to be rewarding and we will continue to look for ways to enhance the value of our 51% holding.

Let me turn to some of the key issues facing the company and the Australian community.

A matter that is very important to Origin Energy, to Australia and the global community is climate change.

As a major investor in the energy sector, climate change is a significant business issue for Origin Energy. As the world recognises the need to limit carbon emissions, we have factored into our major investment decisions an assumption that constraints on the production of carbon will be imposed

in the future. However, it is a matter of disappointment to us, that rules to manage greenhouse gas emissions on a national basis have not been agreed by the Australian and state governments. The failure to implement a long-term framework for applying a carbon cost, is a major impediment to investment in the Australian energy sector and is a matter which we are actively pursuing with government. Origin Energy is a member of the Australian Business Roundtable on Climate Change (a group of major Australian companies representing a cross section of the Australian economy) which has presented a report entitled *The Business Case for Early Action* to the Australian Federal and state governments.

Origin Energy has also undertaken a number of initiatives to ensure that we limit climate change impacts from our operations. We are reducing the greenhouse gas intensity of our energy production and distribution through investments across the gas supply chain. We are planning the development of two large gas-fired power stations – Mortlake in Victoria and Spring Gully in Queensland, which are capable of operating at less than half of the existing electricity pool greenhouse intensity. Our investment in these projects will, however, be dependent upon Federal and state government policies that recognise and the long-term value of cleaner forms of power generation.

We are also reducing the greenhouse gas intensity of our customers' energy consumption, through green energy sales to around 100,000 customers. We have made considerable investment in renewable energy sources, including solar power development through the SLIVER solar cell technology and in geothermal technology through our investment in Geodynamics which is developing a hot dry rocks project in the Cooper Basin.

We believe that if governments are prepared to develop a supporting policy framework on carbon cost, Australia can play its part in an effective international response to climate change through reduced greenhouse gas emissions.

I would like to thank my fellow Directors for their dedication and support in what has been a demanding year. They have all contributed a significant amount of additional time in unscheduled meetings and extensive committee work.

I would like to thank our Managing Director, Grant King and his executive team for their hard work in a year of operational challenges and on the Contact Energy DLC merger proposal. Thanks also to all the Origin Energy and Contact Energy employees for their contributions. I would also like to thank our many customers who have chosen Origin Energy as their energy provider.

Concluding remarks

Finally, I would like to make some remarks about the outlook for the coming year.

On announcement of our full-year results we advised that there were a number of factors which made the giving of formal guidance as to profits for the current year inappropriate. The current year's results will, in particular, be dependent on the commencement of production from the BassGas Project, the Offshore Otway project and the relative contribution made by Contact Energy compared to the prior year. We advised therefore that it was possible that there would be little growth in earnings per share in the coming year.

We have already announced that BassGas is now approaching full production, albeit later than anticipated; Woodside has announced delays in commencement of commissioning of the Offshore Otway project and our current expectation is that Contact Energy will make a materially lower contribution than it did in the prior year. Our earlier comments on outlook for profit in the coming year therefore remain appropriate.

The year ahead will be marked by continued progress on the development of major projects:

- The Spring Gully Coal Seam Gas Project will continue its ramp up of production;
- By year end we expect that the BassGas and Otway projects will be in full production;
- The development of the Kupe Gas Project in New Zealand will be ongoing;
- Decisions will be made on the development of the Spring Gully power generation project in Queensland and the Mortlake project in Victoria; and
- We will pursue the development and commercialisation of our SLIVER solar technology.

We will also continue to review potential acquisitions. These opportunities will contribute to achieving our target of 10 to 15% annual growth in future years.



Kevin McCann
Chairman



Grant King Managing Director

Managing Director's Address

25 October 2006

'We believe the strategies we have been pursuing remain appropriate, and by establishing this position ahead of others have been able to build a strong portfolio of assets and opportunities.'

Ladies and Gentlemen,

Throughout the year the company continually releases information on a wide variety of matters relevant to the company's performance. I trust that shareholders are accessing this information – either through the ASX or through our website and feel well informed about the company's progress.

Today I would like to focus more specifically on the company's strategy and our execution of that strategy over the past year.

As you are aware, Origin Energy has positioned itself in the competitive (rather than regulated) segment of the energy market in Australia and New Zealand. Whilst these competitive segments are potentially more risky than the infrastructure segments, the company has, since listing in 2000, pursued a strategy of integration across the upstream, generation and retail segments to manage those risks and create opportunities for growth.

This strategy has been effective to date and resulted in steadily growing earnings and dividends.

Whilst our strategy was considered novel in the early 2000s, it has become apparent during this year that our major competitors are adopting similar strategies by clearly differentiating their focus on regulated or competitive segments.

We believe the strategies we have been pursuing remain appropriate, and by establishing this position ahead of others have been able to build a strong portfolio of assets and opportunities. As our competitors adopt similar strategies we believe our ability to continue to effectively deepen the integration in our business is a key to competitive advantage and success.

We continue to add to the energy resources available to our company with our focus remaining on natural gas reserves near domestic markets.

We have been particularly successful in adding to our natural gas reserves through our coal seam gas interests in Queensland.

Origin Energy's 2P reserves increased significantly year on year with reserves additions in Spring Gully adding 170 PJe and the acquisition of additional coal seam gas interests in Queensland and conventional gas and liquids in the Bass and Otway Basins leading to a reserves replacement ratio of 375%.

We have a good exposure to exploration opportunities near markets in Australia and New Zealand.

We have also expanded our greenfields exploration into more frontier areas in the Taranaki and Canterbury Basins in New Zealand.

We are leveraging the expertise of our exploration team by examining oil prospects in basins in which we already have knowledge. We are also screening opportunities which are brought to us in other areas – seeking opportunities with the right mix of favourable geology, manageable risk, and modest initial commitments while preserving the ability to establish significant positions in the case of success. With these criteria firmly in mind earlier this year we engaged in an opportunity in a newly emerging and highly prospective area offshore Kenya.

We continue investing for growth through the development of major projects.

It's been a challenging year in the oil and gas sector with a tight worldwide market for major equipment and qualified contractors, and some industrial relations issues in areas where we have been active. As a consequence, the completion of some of our major projects has been delayed. However, I am confident that these projects will deliver earnings growth as they are completed.

Development of our coal seam gas interests, in particular the Spring Gully field, has been very successful with initial production beginning to monetise our substantial reserves base. These projects have been delivered on time and on budget and the results are ahead of our expectation. As an early mover in the coal seam gas industry we believe we have secured some of the most prospective coal seam gas

resources in the country – and currently hold approximately a third of the coal seam gas reserves reported in Australia.

Offshore and to the south east of Melbourne, the BassGas Project, which has suffered many delays, commenced production during May 2006.

Commissioning has progressed to the extent that we began booking revenue from this project in September this year. The project was officially opened by the Premier of Victoria on Monday of last week and is now in full production.

Unfortunately, there is a dispute between the joint venture and the principle contractor, Clough, which is currently the subject of arbitration. Through this arbitration we expect to achieve some recovery against the significant cost overruns that occurred on this project.

Also in Victoria, and to the south west of Melbourne, the company is involved in the Otway Gas Project. This project is operated by Woodside Petroleum and, when completed, will supply almost 10% of eastern Australia's gas and will have a life of around 15 years. Woodside has announced some further delays with this project which is not now expected to commence commissioning until the end of the March quarter next year.

Turning to New Zealand, construction of the Kupe Gas Project was approved in June, and is targeting production of gas and liquids in the latter half of 2009. Our preparation for this project has been thorough, including appropriate contingencies which reflect the tight international environment we are operating in. Contact Energy also has growth projects on the drawing board in New Zealand, including the potential to construct a new gas fired power station at Otahuhu, expansion of its geothermal operations and the construction of new, small-scale hydro facilities.

Back in Australia we have also now received all the necessary approvals to develop base load gas-fired power stations in Victoria and Queensland. The Victorian project will complement our large retail position in this market whilst the Queensland project leverages our strong coal

seam gas position. We expect to be in a position to make decisions on these projects in 2007.

We are also mindful of the impact that energy production has on CO_2 emissions and climate change. We continue to work on the development and demonstration of low carbon emission technologies through our work in SLIVER photovoltaic cells and hot fractured rock technology through our investment in Geodynamics.

We have significant interests in the production of gas, oil and electricity in Australia and through Contact Energy in power generation in New Zealand.

These producing assets are positioned across the Australian and New Zealand energy markets. They provide us with a growing base of skills to support the new projects we have just discussed, and also provide us with operational and market knowledge that helps us identify and develop new projects.

Earnings from these producing assets, together with our retail business, are a major contributor to Origin Energy's profits. This contribution will be enhanced by the completion of major development projects.

In addition to our producing interests, we buy significant amounts of natural gas, LPG and electricity for on-sale in our retail business. In Australia we currently buy most of the electricity we sell to our retail customers from the National Electricity Market, while in New Zealand Contact Energy buys its gas from other producers.

In Australia, our large portfolio of both equity and contracted gas creates a very flexible and competitive position for Origin Energy in wholesale and retail markets.

The low level of wholesale electricity prices in Australia has made purchasing the majority of our electricity requirements appropriate to date. Higher forward electricity price is one of the triggers that will encourage us to develop the recently permitted power stations that I referred to just a few minutes ago.

And finally to our Retail business.

We are one of the largest energy retailers in Australia. This is becoming a very competitive business with quite high levels of customer churn. Despite this the company has been able to increase retail margins to approximately 7% in the last year. Through deregulation and privatisation in the Australian energy sector since the mid 1990s we have significantly grown our market share. We now serve around 15% of the eastern Australian energy market as measured by customer numbers. This has been achieved through both acquisitions and targeted organic growth of the business, particularly in new areas such as the South Australian and New South Wales electricity markets.

We use many marketing channels to position ourselves as the company of choice for new customers and we are particularly pleased with the response to our GreenEarth products. As our Chairman has outlined, there is general agreement that the consequences of over-utilising fuels with high greenhouse gas emissions are starting to be felt in the form of climate change – and this will impact us all – businesses, communities and individuals alike. We are pleased to be Australia's leading provider of green products which give you and all our customers, the ability to choose energy from renewable sources, or offset the emissions from your energy use. I hope you have all noticed the stands outside the meeting where you can receive high efficiency light globes in return for signing over the greenhouse gas emission reduction benefits. Provided that you have not taken up this offer previously – either with Origin Energy or someone else – you are able to receive these light globes for free.

We look forward to continuing to grow our retail business, both through competitive markets and acquisitions.

As you may be aware, the Queensland Government is introducing full retail contestability in their retail markets in 2007. They are currently proceeding with the sale of their retail businesses and we will be participating in that sale process.

We are hopeful that the New South Wales Government is also watching the sales process in Queensland carefully, as the continued ownership of energy retail businesses by the New South Wales Government is completely out of step with the rest of Australia.

While we have been satisfied with the overall progress of our business, there has been, as our Chairman mentioned, a few areas where we did not meet our objectives or expectations this year:

- Firstly our safety performance has not improved this year. As the graph shows we have had more safety incidents per million hours worked than in the previous year. We take some comfort in the fact that overall our performance has improved significantly over the last five years, and that, even with the rise in incidents last year, the severity of these incidents decreased. Nonetheless this increase in safety incidents is unacceptable and we will be working hard to improve our performance this year.
- Secondly we were unable to gain support from major institutional investors in New Zealand for the proposed merger with Contact Energy. Despite much debate about the merits of the merger from a New Zealand perspective, I believe that differing views on value was the key reason for lack of support. We were not willing to improve the terms of the merger at the expense of Origin Energy shareholders and the merger therefore did not proceed.
- Lastly – this time last year we were hopeful that the BassGas Project would commence production in December 2005 and the Otway Gas Project by mid 2006. The BassGas Project was delayed a further six months and the current estimate for the commencement of production for the Otway Gas Project is in the second quarter of 2007. These delays are indicative of the challenges faced in the upstream industry at this time. Both these projects will ultimately be good contributors to earnings for Origin Energy.

Achieving successful outcomes and overcoming our disappointments requires the skill and commitment of all our employees. We thank them all for their contribution again this year.

Directors have also given an increasing share of their time and expertise to the company this year and I thank them very much for their support.

I hope through this brief presentation that shareholders can see the growing diversity and deepening integration in our business.

Meeting Results

Items of business	For
2 – Adopt Remuneration Report	345,863,796
3(a) – Election – H K McCann	359,651,141
3(b) – Election – H M Nugent	365,708,403
4 – Grant of options and offer of rights to shares to Mr Grant King	294,753,190
5 – Increase in Directors' fees	349,131,728

Abbreviations

A-IFRS Australian equivalents to International Financial Reporting Standards
AGM Annual General Meeting
CO_2 Carbon dioxide
DLC Dual listed company
EBIT Earnings before interest and tax

This will continue to underpin the strength of cash flow and growth in earnings for our company. We face an exciting time ahead in the energy industry – with challenges and opportunities in all areas of our business. I can assure you we will be working tirelessly to make these opportunities translate into benefits for all stakeholders in the company.



Grant King
Managing Director

Against	Abstain	Open
20,582,573	2,163,189	14,554,651
7,251,953	1,713,740	14,547,375
1,822,218	939,301	14,651,130
54,095,373	19,342,639	6,709,243
17,364,591	1,997,205	6,665,791

Product offers

As someone who has made an investment in our company, you may be interested in finding out about the products and services that we offer to our customers. You may even wish to take the opportunity to participate in our gas, electricity and household or business service offers in the future. We may contact you in the future with such offers. If at any time you do not wish us to use, or enable our privacy compliant representatives to use your information for this purpose, please write to Origin Energy Opt Out – Locked Bag A14, Sydney South, NSW 1235 or contact our Share Registry on 1300 664 446.

Shareholding enquiries

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone 1300 664 446
e-mail registrars@linkmarketservices.com.au
Website www.linkmarketservices.com.au

Other enquiries

Company Secretary
Origin Energy Limited
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9252 1566
e-mail enquiry@originenergy.com.au
Website www.originenergy.com.au

Origin Energy Limited
ABN 30 000 051 696

Issued 11/06
Printed on recycled paper.
ORIG0119


Origin
energy

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 December 2006
From	Bill Hundy	Pages	2
Subject	**CLEANSING STATEMENT - CONTINUOUS DISCLOSURE**		

Please find attached Cleansing Statement as required under section 708A(5)(e) of the Corporations Act.

Regards



Bill Hundy
Company Secretary

02 8345 5441 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

5 December 2006

Cleansing Statement - Continuous Disclosure

Origin Energy Limited (ORG) has allotted 56,338,029 ordinary shares to sophisticated and professional investors pursuant to an equity placement on 4 December 2006 in order to partly fund the acquisition of Sun Retail as announced on 27 November 2006.

As required under section 708A(5)(e) of the Corporations Act, ORG gives notice that:

- as a disclosing entity, ORG is subject to regular reporting and disclosure obligations;
- the placement securities have been issued without disclosure to investors under Part 6D.2 of the Corporations Act;
- this notice is being given for the purpose of satisfying the exemption, to the requirement to prepare a disclosure to investors, in section 708A(5)(e) of the Corporations Act;
- ORG has complied with the provisions of Chapter 2M (relating to financial reports and audit) and section 674 (relating to continuous disclosure) of the Corporations Act as those provisions apply to ORG; and
- there is no information excluded from this notice that would need to be included in it under sections 708A(7) and (8) of the Corporations Act.

For further information, please contact:

Angus Guthrie
Manager Investor Relations
Tele: 02 8345 5558
Mobile: 0417 864 255

This statement is not an offer of securities for sale in any jurisdiction including the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 (the "Securities Act") or an applicable exemption from registration. Any securities that may form part of an offering have not been and will not be registered under the Securities Act.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/12/2006

TIME: 14:58:33

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Lyginia 1 Oil Exploration Well Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

To	Company Announcements Office	Date	5 December 2006
Company	Australian Stock Exchange Limited		
From	Bill Hundy		
Subject	**LYGINIA 1 OIL EXPLORATION WELL UPDATE**		

Please find attached a progress report regarding Lyginia 1 Oil Exploration Well in the onshore Perth Basin, Western Australia.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

energy

082-34934

ASX Release

5 December 2006

Lyginia 1 Oil Exploration Well Update, Onshore Perth Basin, Western Australia

Origin Energy Limited provides the following update on the Lyginia 1 oil exploration well operated by ARC Energy Ltd.

Lyginia 1

Well type: Oil exploration (onshore)

Location: Perth Basin, Western Australia (L1)

Lyginia 1 is located approximately 13 kilometres southeast of the township of Dongara.

Surface co-ordinates for Lyginia 1 are as follows:

Latitude: 29° 19' 45.47" S
Longitude: 115° 01' 14.91" E

Interests:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,326 metres measured depth

Progress and Status: Lyginia 1 was drilled directionally to a total depth at 2,345 metres measured depth in the Carynginia Formation. The top of the targeted Dongara Sandstone was intersected at 2,162.5 metres true vertical depth subsea, approximately 12 metres deeper than prognosed. Based on the logging-while-drilling (LWD) resistivity and gamma ray logs, it is interpreted that the Dongara Sandstone in Lyginia 1 does not contain hydrocarbons.

At 06:00 hours WST today, the operation was laying down 216-millimetre drilling assembly prior to plugging and abandoning the well.

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 December 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards



Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**4 December 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**856,372,617**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,432,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ____________________ Date: 6 December 2006
Company Secretary

Print name: William M Hundy